Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2012

1

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2012.)

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  Yamana does not have any material off-balance sheet arrangements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.    HIGHLIGHTS

Financial

Twelve months ended December 31, 2012

•	Record revenues of $2.3 billion.

•	Net earnings of $442.1 million or $0.59 basic and diluted earnings per share.

•	Adjusted earnings* of $694.3 million or $0.93 adjusted basic and diluted earnings per share*.

•	Record mine operating earnings of $1.1 billion.

•	Cash flows from operations after changes in non-cash working capital of $1.16 billion.

•	Cash flows generated from operations before changes in non-cash working capital* of $1.04 billion.

•	Available funds of $1.1 billion at year end, including cash balance of $349.6 million and unused credit facilities.

•	Dividends paid were $168.2 million, increased by 68% year-over-year.

Three months ended December 31, 2012

•	Record revenues of $629.5 million.

•	Net earnings of $169.2 million or $0.23 basic and $0.22 diluted earnings per share.

•	Adjusted earnings* of $197.4 million or $0.26 adjusted basic and diluted earnings per share*.

•	Record mine operating earnings of $322.1 million.

•	Cash flows from operations after changes in non-cash working capital of $367.9 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $298.1 million.

 ________________________________________
* A non-GAAP measure - Refer to Section 15

Operational

Twelve months ended December 31, 2012

•	Record total production for the year of 1.20 million gold equivalent ounces ("GEO")(a), within the Company's previous guidance of 1.175 to 1.310 million GEO, and 9% above 2011 total production.

•	Record commercial production of 1.19 GEO.

•	Total production from operating mines is summarized as follows:

	For the twelve months ended December 31,
(In GEO)	2012	2011
Chapada	128,171	135,347
El Peñón	462,496	475,586
Jacobina	116,863	121,675
Gualcamayo	147,310	158,847
Minera Florida (c)	105,679	102,738
Fazenda Brasileiro	67,130	55,163
Mercedes (c)	126,010	8,438
Ernesto/Pau-a-Pique (c)	1,274	—
Alumbrera (12.5%)	46,077	44,502
Total	1,201,010	1,102,296

•	Production of 9.0 million silver ounces which, for presentation purposes only is treated as GEO.

•	Copper production from Chapada of 150.6 million pounds.

•	By-product cash costs(b) of $230 per GEO met the Company's guidance for the year of below $250 per GEO.

•	Co-product cash costs(b) of $525 per GEO and of $1.40 per pound of copper from Chapada.

•
Mercedes, Mexico — production continued to ramp up after completion of commissioning in February; production of 126,010 GEO exceeded guidance by 20% with consecutive quarterly increases in the first year of operation.

•	Fazenda Brasileiro, Brazil — production increased by 22%.

•
Minera Florida, Chile — commissioning of the tailings retreatment plant was completed in September and reached design capacity in January 2013. The retreatment of tailings is designed to increase production by approximately 30,000 GEO per year for five years commencing in 2013.

Three months ended December 31, 2012

•	Record production of 322,990 GEO for the quarter, representing a 16% increase over the same quarter of 2011.

•	Record commercial production of 321,716 GEO.

•	Production from operating mines is summarized as follows:

	For the three months ended December 31,
(In GEO)	2012	2011
Chapada	32,498	34,313
El Peñón	128,119	115,043
Gualcamayo	31,502	40,676
Jacobina	28,337	31,983
Minera Florida	32,797	23,151
Fazenda Brasileiro	18,251	15,568
Mercedes	39,443	8,438
Ernesto/Pau-a-Pique (d)	1,274	—
Alumbrera (12.5%)	10,769	7,746
Total	322,990	276,918

•	Production of 2.3 million silver ounces, which for presentation purposes only, is treated as GEO.

•	Copper production from Chapada of 40.5 million pounds.

•	By-product cash costs(b) of $198 per GEO.

•	Co-product cash costs(b) of $517 per GEO and of $1.38 per pound of copper from Chapada.

•
Mercedes, Mexico — production in the fourth quarter exceeded production in the third quarter by 17%, the second quarter by 36% and the first quarter by 65%, representing the third consecutive quarterly increase since the completion of commissioning.  Cash costs at $435 per GEO for the fourth quarter were lower than the third quarter, second quarter and first quarter by 11%, 13% and 19%, respectively.

•	Minera Florida, Chile — production increased by 42% over the fourth quarter of 2011 as production continues to ramp up after completion of commissioning of the tailings retreatment plant in September.

•	Fazenda Brasileiro, Brazil — production increased by 17% over the fourth quarter of 2011.

•	El Peñón, Chile - production was 11% higher than the fourth quarter of 2011 and 8% higher than the third quarter.
______________________________

(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
(b)    A non-GAAP measure - refer to Section 15.

(c)	Includes commissioning production of 12,094 GEO in 2012 (Mercedes: 8,959 GEO, Minera Florida: 1,861 GEO and Ernesto/Pau-a-Pique: 1,274 GEO)
(d)    Includes commissioning production of 1,274 GEO in the fourth quarter of 2012.

Construction, Development and Exploration

•	Ernesto/Pau-a-Pique, Brazil — Commenced the commissioning phase in the fourth quarter. Completion of commissioning is expected by mid-2013.

•
C1 Santa Luz, Brazil — Physical advancement for the project was over 95% complete at year end. Start-up of operations is pending with completion of commissioning expected by mid-2013. Water availability necessary for continuous operations will depend on the continuation of the rains throughout the rainy season which progresses through March and will be supplemented by recently discovered water wells.

•	Pilar, Brazil — Physical advancement was approximately 75% complete at year end with planned start-up for mid-2013, and completion of commissioning by the end of 2013.

•
Chapada, Brazil — Exploration at Corpo Sul, the newly discovered mineralized zone located southwest of and adjacent to the main pit at Chapada, continued with the completion of 5,253 metres of diamond drilling in 2012 for a total of 34,575 metres completed to date in 150 drill holes.

•
El Peñón, Chile — The majority of the drilling in 2012 was completed at Dorada West and the Elizabeth vein at Pampa Augusta Victoria. The additional drilling completed in the fourth quarter will allow for initial mineral resource estimates to be completed at both new vein zones by the end of the first quarter of 2013. Drilling at Dorada West has outlined mineralization along a strike length of approximately 1,000 metres and a dip length of 150 metres. The deposit remains open to the south and locally down dip.

•
Cerro Moro, Argentina — The Project hosts an initial indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO both at a 1 g/t cut-off. This cut-off grade reflects a blend of underground and open pit mining consideration. As mineral resources grow, with the expectation that the greatest potential is within those zones that will be mined from underground, the cut-off grade may be revised as the proportion of underground and open pit mineral resources changes and as the project is further advanced. Initiation of pre-development work and feasibility study is expected to lead toward a planned construction decision expected in 2014 and, depending on the outcome of the study and subsequent construction decision, production should begin in 2016.

•
Gualcamayo, Argentina — During the quarter, 11 diamond drill holes were completed at QDD Lower West. Drilling appears to have connected the Rodado and main QDD Lower West breccia bodies into one large mineralized system which remains open to the southwest.

•	Jeronimo, Chile — Discussions with joint venture partner, Codelco (43% owner of the project), will continue toward an objective of evaluating a construction decision.

•
Mercedes, Mexico — During the quarter, drilling totaled approximately 2,817 metres in 7 diamond drill holes. Since the beginning of the year, 39 diamond drill holes have been completed at the Rey de Oro vein zone, totaling approximately 8,000 metres.

•	Mineral reserves from the Company's operating mines of 14.2 million GEO, representing an increase of 6.0% from 2011, after taking into effect the mined mineral during 2012.

•	Consolidated mineral reserves of 19.3 million GEO, representing a 4.1% increase from 2011, with a 3% increase in grade, after taking into effect the mined mineral reserves during 2012.

•	Consolidated measured and indicated mineral resources of 15.6 million GEO, representing a 14.6% increase from 2011.

3.    OUTLOOK AND STRATEGY

The Company continues with its objective to deliver consistent and reliable operational results with an emphasis on comparatively low costs to drive strong cash flows and expanding margins. This objective will be achieved through the delivery of high quality ounces and projects while containing costs and maintaining disciplined capital spending. The Company continues on a steady path of organic growth through expanding current, near-term and in-development production plans, developing new projects and advancing its exploration properties. The Company complements its growth strategy by adding properties and projects with high development potential and economic upside through strategic acquisitions.

Production in 2013 is expected to be in the range of 1.44 million to 1.60 million GEO with a target level of 1.48 million GEO. This will represent an increase from 2012 production of at least 20%, most of which will come from a full year of production at Mercedes, the ramp-up of the expansion project at Minera Florida, the ramp-up of production at the two new mines, Ernesto/Pau-a-Pique and C1 Santa Luz, and the start-up of production at another new mine, Pilar.

Production in 2014 is expected to be in the range of 1.60 to 1.77 million GEO with a long-term sustainable target of 1.75 million GEO, representing an increase by approximately 33% from 2012 levels. The production increase will be in part due to a full year of production from Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar, the Gualcamayo expansion and the Suruca oxide and Corpo Sul expansions at Chapada.

Total Actual and Estimated GEO Production from Operations
(in millions of GEO)
1.047
1.102
1.201
1.440 - 1.600
1.600 - 1.770
1.750
Approximately
2010
2011
2012
2013*
2014*
2015*
* Estimated production

The status of the Company’s development stage projects is summarized below:

Projects	Expected Average Annual Contribution	Expected Start-date
C1 Santa Luz	100,000 gold equivalent ounces	First quarter 2013
Pilar	120,000 gold equivalent ounces	Mid-2013

Estimated production on a mine-by-mine basis for 2013 and 2014 is detailed below:

(in GEO)	2013E			2014E
Chapada (i)	105,000	-	115,000	140,000	-	160,000
El Peñón (i)	450,000	-	460,000	440,000	-	460,000
Gualcamayo	170,000	-	185,000	190,000	-	210,000
Jacobina	125,000	-	145,000	140,000	-	155,000
Minera Florida (i)	125,000	-	145,000	130,000	-	145,000
Mercedes (i)	130,000	-	140,000	130,000	-	150,000
Ernesto/Pau-a-Pique	80,000	-	95,000	100,000	-	115,000
Fazenda Brasileiro	65,000	-	75,000	50,000	-	65,000
Alumbrera (12.5% interest)	40,000	-	50,000	40,000	-	50,000
Development Projects (ii)	150,000	-	190,000	240,000	-	260,000
Total GEO	1,440,000	-	1,600,000	1,600,000	-	1,770,000
Total Copper - Chapada (millions of lbs)	120	-	135	130	-	145
________________________________________________________
(i)    Silver production is reported as GEO at a ratio of 50:1.
(ii)    Development projects include C1 Santa Luz and Pilar, which are both expected to start production in 2013.

Silver production is expected to be consistent at between 8 million to 9 million ounces in each of 2013 and 2014. Silver production is reported as gold equivalent ounces and included in the above forecasts at a ratio of 50:1.

Copper production is expected to be in the range of 120 million to 135 million pounds in 2013 and 130 million to 145 million pounds in 2014. These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2015, production is targeted to be at a sustainable level of approximately 1.75 million GEO. This includes production from the existing mines and development projects for which construction decisions have been made. Planned sustainable production will be augmented by additional production from the projects that are now being evaluated, which include Cerro Moro, Jeronimo, Agua Rica and Suyai. Expected production from these projects is not included in the projected total but could increase sustainable production levels.

Estimated cash costs for 2013 are forecast to be below $365 per GEO. Cash costs are calculated after base metal by-product credits, which assume a price forecast for copper of $4.00 per pound.

In 2013, expected cost increases are driven by fewer copper by-product credits with relatively higher gold production along with inflationary impacts in the countries in which the Company operates. While there is a planned decline in copper production at Chapada in 2013, this is expected to reverse with higher copper production beginning in 2014. The Company will continue maximizing copper production at Chapada as a strategy for further decreasing the consolidated cost structure.

The Company expects to spend approximately $110 million to $115 million on exploration and evaluation in 2013 continuing the successful 2012 program. The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and identify new targets.

Expansionary capital spending for 2013 is expected to be $470 million, which includes approximately $50 million of unspent capital initially contemplated in 2012, and additional amounts relating to new projects including $29 million on the construction of the carbon-in-leach plant at Chapada, $15 million for phase II of the north pad heap leach expansion at Gualcamayo, and approximately $40 million on the advancement of Cerro Moro. Expected spending at Cerro Moro includes amounts for the feasibility study and the development of a production ready decline into the largest of the known ore bodies, which was the approach taken in the development of Mercedes. This approach will provide an increased level of certainty in sustainable production levels going forward. Expansionary capital spending is expected to decline in 2014 as the projects currently in development will be complete and currently there are no other projects for which positive construction decisions have been made.

In 2013, sustaining capital spending is expected to be approximately $445 million or $310 per GEO. This allocates all capital to gold ounces with no consideration for copper. Sustaining capital per GEO is expected to decline in future years as a result, in part, of the cost saving initiatives related to maintenance and the expected growth in gold production.

In addition to $1.1 billion of available cash and undrawn credit available at December 31, 2012, the Company expects significant increase in cash flows by the fourth quarter of 2013 after completion of the current development projects. The Company continues to work on additional growth projects, expecting to move forward with those projects that will deliver growth, maximize cash flows and demonstrate efficient use of capital. Free cash flow should increase as cash flow is expected to exceed required capital needs.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Three-Year Financial Statistics

	Twelve Months Ended December 31,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011	2010
Earnings per share - basic and diluted	$0.59	$0.74	$0.63
Adjusted earnings per share (i) - basic and diluted	$0.93	$0.96	$0.61
Dividends declared per share	$0.240	$0.150	$0.080
Weighted average number of common shares outstanding - basic	748,095	744,600	739,938
Weighted average number of common shares outstanding - diluted	749,591	746,144	740,878

Net earnings	$442,064	$548,294	$466,487
Adjusted earnings (i)	$694,333	$712,896	$448,203
Revenues	$2,336,762	$2,173,325	$1,686,811
Mine operating earnings	$1,121,270	$1,099,874	$753,836
Cash flows from operating activities	$1,158,057	$1,225,782	$681,331
Cash flows generated from operations before changes in non-cash working capital items (i)	$1,044,946	$1,266,373	$856,827
Cash flows used in investing activities (iii)	$(1,498,030)	$(846,075)	$(460,640)
Cash flows from/(used in) financing activities	$146,399	$(142,678)	$(68,870)

Average realized gold price per ounce (ii)	$1,670	$1,567	$1,237
Average realized copper price per pound (ii)	$3.60	$3.93	$3.37
Average realized silver price per ounce (ii)	$30.46	$35.19	$20.70
Average market gold price per ounce (iv)	$1,669	$1,573	$1,225
Average market copper price per pound (iv)	$3.61	$4.00	$3.42
Average market silver price per ounce (iv)	$31.17	$35.32	$20.24

	As at
	December 31, 2012	December 31, 2011
Total assets	$11,800,163	$10,769,940
Total long-term liabilities	$3,269,266	$2,783,786
Total equity	$7,861,878	$7,491,523
Working capital	$255,134	$608,021
______________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Includes $373 million in respect of the acquisition of Extorre Gold Mines Limited in 2012.

(iv)	Source of information: Bloomberg.

4.2    Three-Year Annual Operating Statistics

	Twelve Months Ended December 31,
	2012	2011	2010
Gold Equivalent Ounces (GEO) (i)
Brazil
Chapada (ii)	128,171	135,347	135,613
Jacobina	116,863	121,675	122,160
Fazenda Brasileiro	67,130	55,163	70,084
Chile
El Peñón (ii)	462,496	475,586	427,934
Minera Florida (ii)	103,818	102,738	105,604
Argentina
Gualcamayo	147,310	158,847	135,140
Alumbrera (iii)	46,077	44,502	50,656
Mexico
Mercedes (ii)(v)	117,051	—	—
Total commercial GEO production (i)	1,188,916	1,093,858	1,047,191
Commissioning GEO (i)(v)	12,094	8,438	—
Discontinued operations GEO (i) (v)	—	—	43,287
Total GEO production (i)	1,201,010	1,102,296	1,090,478
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(1,865)	$(2,454)	$(2,073)
Jacobina	747	643	535
Fazenda Brasileiro	872	937	628
Chile
El Peñón (ii)	440	400	428
Minera Florida (ii)	797	591	416
Argentina
Gualcamayo	536	441	506
Alumbrera (iii)	(1,203)	(1,448)	(1,404)
Mexico
Mercedes	485	—	—
By-product cash costs per GEO produced (i) (iv)	$230	$50	$50
Co-product cash costs per GEO produced (i) (iv)	$525	$463	$442
Co-product cash costs per pound of copper produced (iv)	$1.48	$1.38	$1.20
Concentrate Production
Chapada concentrate production (tonnes)	268,135	297,294	264,195
Chapada copper contained in concentrate production (millions of lbs)	150.6	166.1	149.4
Chapada co-product cash costs per pound of copper (iv)	$1.40	$1.29	$1.17
Alumbrera attributable concentrate production (tonnes) (iii)	65,140	55,840	68,351
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	37.4	32.2	38.7
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$1.81	$1.82	$1.29
Gold Equivalent Ounces Breakdown
Gold ounces produced	1,019,969	916,284	864,768
Silver ounces produced (millions)	9.0	9.3	10.0
Sales
Total GEO sales (including 12.5% interest in Alumbrera)	1,186,991	1,089,811	1,094,260
- Total gold sales (ounces)	1,007,414	906,985	909,985
- Total silver sales (millions of ounces)	9.0	9.1	10.1
Chapada concentrate sales (tonnes)	263,704	293,092	264,825
Chapada payable copper contained in concentrate sales (millions of lbs)	139.0	153.6	143.8
______________________________

(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for presentation purposes only.

(ii)
2012 twelve-month gold production: El Peñón — 317,557 ounces; Minera Florida — 87,677 ounces (excluding commissioning production), Chapada — 119,655 ounces and Mercedes — 108,014 ounces (excluding commissioning production); and silver production: El Peñón — 7.2 million ounces; Minera Florida — 0.8 million ounces (excluding commissioning production), Chapada — 0.4 million ounces and Mercedes — 0.5 million ounces (excluding commissioning production).

(iii)	The Company holds a 12.5% interest in Alumbrera.

(iv)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(v)	Commissioning was completed at Mercedes effective February 1, 2012.

4.3    Quarterly Financial Statistics

	Three months ended
	December 31, 2012	December 31, 2011
Earnings per share - basic	$0.23	$0.12
Earnings per share - diluted	$0.22	$0.12
Adjusted earnings per share (i) - basic and diluted	$0.26	$0.25
Dividends declared per share	$0.065	$0.050
Weighted average number of common shares outstanding - basic ( in thousands)	751,780	745,669
Weighted average number of common shares outstanding - diluted (in thousands)	753,325	746,319

(in thousands of United States Dollars; unless otherwise noted)
Net earnings	$169,161	$89,599
Adjusted earnings (i)	$197,368	$184,242
Revenues	$629,505	$568,754
Mine operating earnings	$322,082	296,759
Cash flows from operating activities	$367,881	$338,850
Cash flows generated from operations before changes in non-cash working capital items (i)	$298,064	$320,434
Cash flows to investing activities	$(375,544)	$(315,505)
Cash flows to financing activities	$(44,467)	$(38,415)

Average realized gold price per ounce (ii)	$1,692	$1,670
Average realized copper price per pound (ii)	$3.54	$3.36
Average realized silver price per ounce (ii)	$31.37	$31.29
Average market gold price per ounce (iii)	$1,718	$1,683
Average market copper price per pound (iii)	$3.59	$3.41
Average market silver price per ounce (iii)	$32.58	$31.84
______________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.4    Quarterly Operating Statistics

	Three months ended
	December 31, 2012	December 31, 2011
Gold Equivalent Ounces (GEO) (i)
Brazil
Chapada (ii)	32,498	34,313
Jacobina	28,337	31,983
Fazenda Brasileiro	18,251	15,568
Chile
El Peñón (ii)	128,119	115,043
Minera Florida (ii)	32,797	23,151
Argentina
Gualcamayo	31,502	40,676
Alumbrera (iii)	10,769	7,746
Mexico
Mercedes (ii)(v)	39,443	—
Total commercial GEO production (i)	321,716	268,480
Commissioning GEO (i)(v)	1,274	8,438
Total GEO production (i)	322,990	276,918
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(2,021)	$(1,715)
Jacobina	825	646
Fazenda Brasileiro	856	915
Chile
El Peñón (ii)	415	413
Minera Florida (ii)	805	706
Argentina
Gualcamayo	485	424
Alumbrera (iii)	(2,012)	(1,351)
Mexico
Mercedes	435	—
By-product cash costs per GEO produced (i) (iv)	$198	$174
Co-product cash costs per GEO produced (i) (iv)	$517	$486
Co-product cash costs per pound of copper produced (iv)	$1.51	$1.37
Concentrate Production
Chapada concentrate production (tonnes)	72,518	81,396
Chapada copper contained in concentrate production (millions of lbs)	40.5	45.4
Chapada co-product cash costs per pound of copper (iv)	$1.38	$1.20
Alumbrera attributable concentrate production (tonnes) (iii)	14,669	10,691
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	8.5	6.2
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$2.15	$2.59
Gold Equivalent Ounces Breakdown
Gold ounces produced	276,373	231,670
Silver ounces produced (millions)	2.3	2.3
Sales
Total GEO sales (including 12.5% interest in Alumbrera)	317,615	272,491
- Total gold sales (ounces)	272,524	228,539
- Total silver sales (millions of ounces)	2.3	2.2
Chapada concentrate sales (tonnes)	69,589	81,436
Chapada payable copper contained in concentrate sales (millions of lbs)	37.3	43.6
______________________________

(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)
2012 fourth quarter gold production: El Peñón — 93,448 ounces; Minera Florida — 27,889 ounces, Chapada — 30,121 ounces and Mercedes — 36,057 ounces; and silver production: El Peñón — 1.7 million ounces; Minera Florida — 0.2 million ounces, Chapada — 0.1 million ounces and Mercedes — 0.2 million ounces.

(iii)	The Company holds a 12.5% interest in Alumbrera.

(iv)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(v)	Commissioning at Mercedes started in November 2011 and completed February 1, 2012. Commissioning of Ernesto/Pau-a-Pique began in October 2012.

5.    OVERVIEW OF ANNUAL RESULTS

5.1    Overview of Annual Financial Results

	Twelve Months Ended December 31,
(in thousands of United States Dollars; unless otherwise noted)	2012	2011	2010
Revenues	$2,336,762	$2,173,325	$1,686,811
Cost of sales excluding depletion, depreciation and amortization	(831,754)	(716,692)	(631,063)
Gross margin	1,505,008	1,456,633	1,055,748
Depletion, depreciation and amortization	(383,738)	(356,759)	(301,912)
Mine operating earnings	1,121,270	1,099,874	753,836
Other expenses (i)	(289,100)	(228,109)	(219,616)
Equity earnings from associate	50,642	39,019	49,264
Impairment of investment in available-for-sale securities	(67,684)	(92,600)	—
Earnings from operations before income taxes	815,128	818,184	583,484
Income tax expense	(373,064)	(269,890)	(128,326)
Net earnings from continuing operations	$442,064	$548,294	$455,158
Earnings from discontinued operations	$—	—	$11,329
Net earnings	$442,064	$548,294	$466,487

Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	64,648	58,284	(46,539)
Non-cash unrealized gains on derivatives	(371)	(1,125)	(1,948)
Share-based payments/mark-to-market of deferred share units	26,292	20,554	12,053
Impact of change in Chilean tax rates on non-cash deferred tax expense	83,830	—	—
Deferred income tax expense on translation of intercompany debt	(2,983)	(6,256)	3,680
Impairment of investment in available-for-sale securities and other assets	67,685	92,600	—
Other non-recurring losses	16,962	18,118	16,602
Adjusted earnings before income tax effect	698,127	730,469	450,335
Income tax effect of adjustments	(3,794)	(17,573)	(2,132)
Adjusted earnings (ii)	$694,333	$712,896	$448,203
Earnings per share - basic and diluted	$0.59	$0.74	$0.63
Adjusted earnings per share (ii) - basic and diluted	$0.93	$0.96	$0.61
______________________________

(i)
Other Expenses is the aggregate of the following expenses: general and administrative of $145.9 million (2011- $121.4 million and 2010 - $108.9 million), exploration and evaluation of $58.0 million (2011- $32.4 million and 2010 - $39.2 million), other operating expenses of $31.7 million (2011- $40.1 million and 2010 - $23.6 million) and net finance expense of $53.5 million (2011- expense $34.2 million and 2010 - expense $47.9 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

Acquisition of Extorre

On August 21, 2012, the Company acquired all issued and outstanding shares of Extorre Gold Mines Limited (“Extorre”).  Total amount paid to acquire Extorre was $451.5 million of which $363.9 million was cash, $74.4 million in common shares of Yamana and other consideration of 13.2 million, which included the value of stock options assumed and transaction costs.  The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities rather than as a business combination as inputs and processes that together constitute a business were not identified.

With the completion of the acquisition, the Company adds several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, a high grade gold project, located in the province of Santa Cruz, Argentina.

The Company commenced an aggressive infill exploration program at Cerro Moro in October 2012 to re-categorize inferred and indicated mineral resources. Initial indicated mineral resources amount to 1.95 million gold equivalent ounces ("GEO"), an increase of 44% from the previous estimate before the Company acquired the project, contained in 4.16 million tonnes with an average GEO grade of 14.6 grams per tonne (g/t), and inferred mineral resources of 490,000 GEO contained in 3.60 million tonnes with an average GEO grade of 4.2 g/t.

Technical and trade-off studies have been completed which support continuation to a feasibility level study for the project. Based on these studies, the feasibility study will consider a mine plan combining both open pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum. Pre-development work and feasibility study has been initiated and is expected to lead toward a planned construction decision expected in 2014 and, depending on the outcome of the study and subsequent construction decision, production should begin in 2016.

For the year ended December 31, 2012

Net earnings for the year were $442.1 million or $0.59 per share on a basic and diluted basis, compared with net earnings of $548.3 million or basic and diluted earnings per share of $0.74 for 2011 (2010 - $466.5 million). Net earnings for the year were impacted by an increase of the income tax expense of $83.8 million due to the increase in the Chilean tax rate enacted in late September which affects the tax rates on deferred income taxes.  The Company has applied the new tax rate on all of its non-cash Chilean deferred income tax liabilities resulting in an adjustment to net earnings of 2012 although deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

Adjusted earnings were $694.3 million or $0.93 basic and diluted earnings per share in 2012, compared with $712.9 million or $0.96 per share in 2011 (2010 - $448.2 million or $0.61 per share). Lower adjusted earnings was attributed mainly to higher exploration and evaluation expense, income taxes, general and administrative expense and net finance expense, partly offset by an increase in mine operating earnings as a result of higher volume of gold sales at higher gold prices offset by lower sales of copper and silver, and an increase in equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $2.3 billion in 2012 compared with $2.2 billion in 2011 (2010 - $1.7 billion). Mine operating earnings were $1.12 billion, slightly higher than $1.10 billion in 2011 (2010 - $753.8 million).  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, and higher realized gold prices, partly offset by lower copper and silver prices and lower volume of copper sales.

Revenues for 2012 were generated from the sale of 1.19 million GEO, consisting of 1.01 million ounces of gold and 9.0 million ounces of silver, and 139.0 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 1.09 million GEO (2010 - 1.09 million GEO) that consisted of 906,985 ounces of gold and 9.1 million ounces of silver (2010 - 909,985 ounces of gold and 10.1 million ounces of silver), and 153.6 million pounds of copper (2010 - 143.8 million pounds) in 2011.

The average realized gold price in 2012 was $1,670 per ounce versus $1,567 per ounce in 2011 (2010 - $1,237), the 2012 average realized copper price was $3.60 per pound versus $3.93 per pound (2010 - $3.37) and 2012 average realized silver price was $30.46 per ounce compared to $35.19 per ounce in 2011 (2010 - $20.70).  Although average realized prices for copper and silver were lower than those in 2011, average realized prices for gold trended upward by 7% compared to 2011, consistent with market prices.

Revenues for the year are comprised of the following:

Twelve months ended December 31,	2012				2011
(in thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	963,833	oz	$1,670	$1,609,172	$1,351,428
Silver	8,978,854	oz	$30.46	273,455	321,666
Total precious metals	1,143,410	GEO		1,882,627	1,673,094
Copper (i)	139,047,053	lbs	$3.60	499,895	603,423
Gross Revenues				$2,382,522	$2,276,517
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(30,099)	$(31,122)
- Sales taxes				(36,718)	(40,480)
- Metal price adjustments related to concentrate revenues				19,325	(38,974)
- Other adjustments				1,732	7,384
Revenues				$2,336,762	$2,173,325
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the year was $831.8 million compared with $716.7 million in 2011 (2010 - $631.1 million) due to the additional volume of gold sales from Mercedes, which was under construction in 2011, and higher cash costs per GEO.  The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2012				2011
Twelve months ended December 31,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(in thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — (GEO) (i)	128,171	oz	$333	$42,681	$43,218
Chapada — Copper	150,575,345	lbs	1.40	210,072	215,010
El Peñón (GEO) (i)	462,496	oz	440	203,724	190,072
Jacobina	116,863	oz	747	87,316	78,270
Gualcamayo	147,310	oz	536	78,952	70,030
Minera Florida (GEO) (i)	103,818	oz	797	82,793	60,711
Fazenda Brasileiro	67,130	oz	872	58,554	51,682
Mercedes (GEO) (i)	126,010	oz	483	60,915
Co-product cash cost of sales (ii)				$825,007	$708,993
Add (deduct):
- Inventory and other adjustments				5,278	7,057
- Chapada concentrate treatment and refining charges				(32,369)	(31,122)
- Other commercial costs				17,795	14,342
- Overseas freight for Chapada concentrate				16,043	17,422
Cost of sales excluding depletion, depreciation and amortization				$831,754	$716,692
______________________________

(i)	Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the year was $383.7 million, compared to $356.8 million in the 2011 (2010 - $301.9 million). The increase in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during 2011.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $289.1 million in 2012, compared to $228.1 million in 2011 (2010 - $219.6 million).  The increase in other expenses is detailed below.

General and administrative expenses were $145.9 million in 2012 compared to $121.4 million in 2011 (2010 - $108.9 million).  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources and exploration and evaluation activities, including additional activities at the newly acquired Cerro Morro project, exploration and evaluation expenses increased to $58.0 million from $32.4 million incurred in 2011 (2010 - $39.2 million).

Other operating expenses were $31.7 million compared to $40.2 million in 2011.

Net finance expense was $53.5 million for the year compared with net finance expense of $34.2 million in 2011 (2010 - $47.9 million).  Higher net finance expense in 2012 compared to 2011, was mainly due to higher unrealized foreign exchange loss and higher bank and financing fees, partly offset by higher capitalization of borrowing cost for the new mines and projects under construction.

Equity earnings from associate were $50.6 million for the year compared with $39.0 million in 2011. Cash distributions from the Company’s equity investment in Alumbrera during the year were $nil compared to $71.5 million in 2011.

Export sales were suspended by Alumbrera during the second quarter of 2012 due to a new resolution in respect to export revenue repatriation in Argentina.  Export sales resumed in July under standard sales terms with the backlog of shipment sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds. In excess of 70% of the volume of sales in all categories, including gold, copper and mineral concentrate, occurred in the second half of the year.

Non-cash impairment losses mainly related to available-for-sale investments were $67.7 million in 2012, compared with losses of $92.6 million in 2011 (2010 - $nil).

The Company recorded an income tax expense of $373.1 million in 2012 compared to $269.9 million in 2011 (2010 - tax expense of $128.3 million). Of the 2012 income tax expense, $83.8 million was related to the impact of increased Chilean tax rates on deferred income taxes.  The potential impact of this Chilean tax rate change was disclosed and discussed in the Company’s third quarter report.  As the charge is non-cash and relates to deferred tax balances recorded in prior years, it is added back to adjusted earnings.  The 2012 income tax provision reflects a current income tax expense of $265.5 million compared to tax expense of $266.1 million in 2011 (2010: tax expense $136.5 million) and a deferred income tax expense of $107.6 million compared to tax expense of $3.8 in 2011 (2010: deferred tax recovery $8.2).

Cash and cash equivalents as at December 31, 2012 were $349.6 million compared to $550.4 million as at December 31, 2011.  The Company continues to rebuild its cash balance subsequent to the cash consideration paid upon the acquisition of Extorre in August 2012. Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 15) for the year ended December 31, 2012 were $1.04 billion compared to $1.27 billion for 2011. The decrease was mainly due to increased cash income taxes paid and the absence of cash dividends from Alumbrera in 2012.  Cash flows from operations after taking into effect changes in working capital items for the period ended December 31, 2012 were inflows of $1.16 billion, compared to inflows of $1.23 billion for the year ended December 31, 2011, which includes an increase in trade payables and other payables due to timing of payments.

As at December 31, 2012, the Company has $1.1 billion in available funds to continue to invest in future growth.

5.2    Overview of Annual Operating Results

For the year ended December 31, 2012

Total production was a Company record 1.20 million gold equivalent ounces ("GEO") for the year and within the Company's original guidance of 1.175 to 1.310 million GEO. Total production included the Company’s attributable production from the Alumbrera mine of 46,077 GEO and production during commissioning of Mercedes, the tailings retreatment project at Minera Florida and Ernesto/Pau-a-Pique of 12,094 GEO, compared with total production of 1.10 million GEO for 2011 (2010: 1.09 million GEO).

Commercial production for the year of 1.19 million GEO was also an annual commercial production record, representing a 9% increase over the commercial production of 1.09 million GEO in 2011 (2010: 1.05 million GEO). The increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico, and increased production from Gualcamayo and Fazenda Brasileiro.

Total 2012 Production from Operations – GEO by Mine

Alumbrera (12.5% interest)
4%
Mercedes
10%
Chapada
11%
Fazenda Brasileiro
6%
Jacobina
10%
Gualcamayo
12%
Minera Florida
9%
El Peñón
38%

By-product cash costs (a non-GAAP measure, see Section 15) averaged $230 per GEO, compared with $50 per GEO in 2011 (2010: $50 per GEO). By-product cash costs were impacted by lower copper sale credits as a result of lower market prices and lower volume of sales. The average market price for copper in 2012 was 10% lower than 2011. By-product cash costs for 2012 met the Company's previous guidance of below $250 per GEO.

Co-product cash costs (a non-GAAP measure, see Section 15) were $525 per GEO compared with $463 per GEO for 2011 (2010: $442 per GEO). Planned lower gold grades at certain mines and higher input costs during the period also impacted by-product and co-product cash costs.

Copper production for the year was 150.6 million pounds from the Chapada mine, compared with 166.1 million pounds for 2011 (2010: 149.4 million pounds). Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with 2011. Additionally, 37.4 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 32.2 million pounds for the year ended December 31, 2011 (2010: 38.7 million pounds). Total copper production for 2012 was 188.0 million pounds, compared with 198.3 million pounds in 2011.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 15) averaged $1.40 in 2012 from the Chapada mine, compared with $1.29 per pound in 2011 (2010: $1.17 per pound). Co-product cash costs per pound of copper for the year including the Company’s interest in the Alumbrera mine were $1.48 per pound versus $1.38 per pound for 2011 (2010: $1.20 per pound).

The Company's proven and probable mineral reserves from operating mines were 14.2 million GEO (contained gold - 12.6 million ounces; contained silver 89.2 million ounces) as at December 31, 2012, which represents a 6.0% increase over 2011. Most of the Company's mines showed an increase in mineral reserves after depletion of mined GEO with most notable increases at Jacobina, Chapada, El Peñón and Minera Florida. Total proven and probable mineral reserves were 19.3 million GEO compared to 18.6 million GEO in 2011. Total measured and indicated mineral resources increased by 14.7% from 2011 mainly due to the addition of indicated mineral resources from Cerro Moro. Refer to Section 9 - “Mineral Reserve and Mineral Resource Estimates” for a detailed discussion on the Company's mineral reserve and mineral resource estimates and metal price assumptions. Complete information relating to mineral reserves and mineral resources is also contained in a mineral reserve and mineral resource table which indicates complete information on tonnage and grade. This mineral reserve and mineral resource table accompanies the 2012 annual report and is also available on the Company's website, www.yamana.com.

6.    OVERVIEW OF QUARTERLY RESULTS

6.1    Overview of Quarterly Financial Results

	Three months ended
(in thousands of United States Dollars; unless otherwise noted)	December 31, 2012	December 31, 2011
Revenues	$629,505	$568,754
Cost of sales excluding depletion, depreciation and amortization	(207,228)	(178,384)
Gross margin	422,277	390,370
Depletion, depreciation and amortization	(100,195)	(93,611)
Mine operating earnings	322,082	296,759
Other expenses (i)	(66,934)	(52,264)
Equity earnings from associate	18,147	1,269
Impairment of investment in available-for-sale securities	(10,896)	(92,600)
Earnings from operations before income taxes	262,399	153,164
Income tax expense	(93,238)	(63,565)
Net earnings	$169,161	$89,599

Earnings adjustments (ii):
Non-cash unrealized foreign exchange (gains) losses on income taxes	12,371	1,694
Non-cash unrealized gains on derivatives	—	(449)
Share-based payments/mark-to-market of deferred share units	4,086	6,656
Deferred income tax expense on translation of intercompany debt	(230)	26
Impairment of investment in available-for-sale securities and other assets	10,896	92,600
Other non-recurring losses	1,294	7,140
Adjusted earnings before income tax effect	197,578	197,266
Income tax effect of adjustments	(210)	(13,024)
Adjusted earnings (ii)	$197,368	$184,242
Earnings per share - basic	$0.23	$0.12
Earnings per share - diluted	$0.22	$0.12
Adjusted earnings per share (ii) - basic and diluted	$0.26	$0.25
________________________________________

(i)
In the fourth quarter of 2012, other expenses is the aggregate of the following expenses: general and administrative of $39.0 million (Q4 2011- $32.3 million), exploration and evaluation of $15.1 million (Q4 2011 - $9.1 million), other operating expenses of $5.8 million (Q4 2011- $8.8 million) and net finance expense of $7.0 million (Q4 2011- expense $2.1 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 15 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

For the three months ended December 31, 2012

Net earnings for the quarter were $169.2 million or $0.23 basic and $0.22 diluted per share, compared with net earnings of $89.6 million or basic and diluted earnings per share of $0.12 for the fourth quarter of 2011. Higher net earnings for the fourth quarter of 2012 were mainly due to higher mine operating earnings, partly offset by higher operating expenses and higher income tax expenses.

Adjusted earnings were $197.4 million or $0.26 basic and diluted earnings per share in the fourth quarter of 2012, compared with $184.2 million or $0.25 per share in the same quarter of 2011. Higher adjusted earnings in the fourth quarter of 2012 were mainly due to higher mine operating earnings, partly offset by higher general and administrative expense and exploration and evaluation expense in the fourth quarter of 2012.

Revenues were a record $629.5 million in the fourth quarter, compared with $568.8 million in the same quarter of 2011. Mine operating earnings were $322.1 million in the quarter, compared with $296.8 million in the fourth quarter of 2011.  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, higher volume of silver sales and higher metal prices, partly offset by lower volume of sales of copper sales at Chapada.

Revenues for the quarter were generated from the sale of 304,070 GEO, consisted of 258,978 ounces of gold and 2.3 million ounces of silver, and 37.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 262,782 GEO ounces, consisting of 218,831 ounces of gold and 2.2 million ounces of silver, and 43.6 million pounds of copper in the fourth quarter of 2011.

For the fourth quarter, average realized prices for gold, copper and silver were marginally higher than the average realized prices for the same quarter in 2011. Average realized prices for the fourth quarter of 2012 were $1,692 per ounce of gold, $3.54 per pound of copper and $31.37 per ounce of silver, compared to average realized prices of $1,670 per ounce, $3.36 per pound of copper and $31.29 per ounce of silver in the fourth quarter of 2011.

Revenues for the quarter are comprised of the following:

Three months ended December 31,	2012				2011
(in thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	258,978	oz	$1,692	$438,199	$365,374
Silver	2,254,580	oz	$31.37	70,721	68,756
Total precious metals	304,070	GEO		508,920	434,130
Copper (i)	37,087,751	lbs	$3.54	131,875	146,817
Gross Revenues				$640,795	$580,947
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(8,913)	$(8,776)
- Sales taxes				(7,246)	(9,327)
- Metal price adjustments related to concentrate revenues				4,053	4,702
- Other adjustments				816	1,208
Revenues				$629,505	$568,754
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $207.2 million compared with $178.4 million in the fourth quarter of 2011 mainly as a result of the additional volume of gold sales, and higher cash costs per GEO.  The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the quarter:

	2012				2011
Three months ended December 31,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(in thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — (GEO) (i)	32,498	oz	$349	$11,327	$10,990
Chapada — Copper	40,489,279	lbs	$1.38	55,857	54,732
El Peñón (GEO) (i)	128,119	oz	$415	53,187	47,499
Jacobina	28,337	oz	$825	23,384	20,652
Gualcamayo	31,502	oz	$485	15,271	17,227
Minera Florida (GEO) (i)	32,797	oz	$805	26,416	16,345
Fazenda Brasileiro	18,251	oz	$856	15,615	14,239
Mercedes (GEO) (i)	39,443	oz	$435	17,154
Co-product cash cost of sales (ii)				$218,211	$181,684
Add (deduct):
- Inventory and other adjustments				(8,984)	(2,506)
- Chapada concentrate treatment and refining charges				(8,913)	(8,776)
- Other commercial costs				3,262	3,169
- Overseas freight for Chapada concentrate				3,652	4,813
Cost of sales excluding depletion, depreciation and amortization				$207,228	$178,384
______________________________

(i)	Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $100.2 million, an increase from $93.6 million in the fourth quarter of 2011. The increase in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during the comparative period in 2011.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $66.9 million in the three months ended September 30, 2012, compared to $52.3 million in the fourth quarter of 2011.  The increase in other expenses is detailed below.

General and administrative expenses were $39.0 million compared to $32.3 million in 2011.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

Consistent with the Company’s plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration and evaluation expenses increased to $15.1 from $9.1 million incurred the comparative quarter in 2011.

Other operating expenses were $5.8 million compared to $8.8 million in the comparative quarter of 2011.

Net finance expense was $7.0 million for the fourth quarter compared with net finance expense of $2.1 million in 2011. Higher net finance expense was mainly due to higher foreign exchange losses.

Equity earnings from Alumbrera were $18.1 million for the quarter compared with $1.3 million in the fourth quarter of 2011. Cash distributions from the Company’s equity investment in Alumbrera during the quarter were $nil compared to $44.1 million in the fourth quarter of 2011.

Export sales were suspended by Alumbrera during the second quarter of 2012 due to a new resolution in respect to export revenue repatriation in Argentina.  Export sales resumed in July under standard sales terms with the backlog of shipment sold in the second half of 2012 following an amendment to the original resolution extending the period for the repatriation of net export sales proceeds. In excess of 70% of the sales volume occurred in the second half of the year.

The Company recorded an income tax expense of $93.2 in the quarter compared to $63.6 million in the fourth quarter of 2011. Higher income taxes were mainly due to higher net earnings.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 15) for the quarter ended December 31, 2012 were $298.1 million compared to $320.4 million for the same period ended December 31, 2011. The decrease was mainly due to higher cash taxes paid and the absence of cash distribution from Alumbrera in spite of higher earnings before taxation.  Cash flows from operating activities for the quarter ended December 31, 2012 were $367.9 million, compared to inflows of $338.9 million for the fourth quarter of 2011. The increase was mainly attributed to the increase of trade payables and other payables due to timing of payments.

6.2    Overview of Quarterly Operating Results

For the three months ended December 31, 2012

Total production was a Company record 322,990 GEO for the fourth quarter, including the Company’s attributable production from the Alumbrera mine of 10,769 GEO and production during commissioning at Ernesto Pau-a-Pique of 1,274 GEO, compared with production of 276,918 GEO for the quarter ended December 31, 2011. Commercial production for the quarter of 321,716 GEO was also a quarterly production record, representing a 20% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico, and increased production from Minera Florida upon completion of commissioning of its tailings retreatment project, as well as increased production from Fazenda Brasileiro, El Peñón and Alumbrera, partly offset by decreased production at Gualcamayo, Jacobina and Chapada. Decrease in production at Gualcamayo was mainly due to the transitioning at QDD Main open-pit from Phase II to Phase III, which will continue into early 2013. Ore processed at Gualcamayo was drawn heavily from stockpiled material. Build-up of ore stockpiles at Chapada and El Peñón continued to provide greater flexibility in respect to future production.

Production from Operations in the Fourth Quarter, 2012 – GEO by Mine

Alumbrera (12.5% interest)
3%
Mercedes
12%
Chapada
10%
Fazenda Brasileiro
6%
Jacobina
9%
Gualcamayo
10%
Minera Florida
10%
El Peñón
40%

By-product cash costs (a non-GAAP measure, see Section 15) were $198 per GEO, compared with $174 per GEO in the fourth quarter of 2011.  By-product cash costs were impacted by lower copper sale credits as a result of lower volume of copper sales.

Co-product cash costs (a non-GAAP measure, see Section 15) were $517 per GEO compared with $486 per GEO for the fourth quarter of 2011.  Planned lower gold grades at certain mines and higher input costs during the period also impacted by-product and co-product cash costs.

Copper production for the fourth quarter was 40.5 million pounds from the Chapada mine, compared with 45.4 million pounds for the fourth quarter 2011.  Chapada copper production was lower primarily as a result of lower recovery rate partly offset by higher throughput compared with the fourth quarter of 2011.  Additionally, 8.5 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 6.2 million pounds for the quarter ended December 31, 2011.  Total copper production for the fourth quarter was 49.0 million pounds, compared with 51.6 million pounds in the same quarter of 2011.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 15) were $1.38 for the quarter from the Chapada mine, compared with $1.20 per pound for the fourth quarter in 2011. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.51 per pound versus $1.37 per pound for the quarter ended December 31, 2011.

7.    OPERATING MINES

CHAPADA, BRAZIL

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
Concentrate (tonnes)	72,518	81,396	268,135	297,294	264,195
GEO contained in concentrate production (ounces) (i)(ii)	32,498	34,313	128,171	135,347	135,613
Copper contained in concentrate (millions of pounds)	40.5	45.4	150.6	166.1	149.4

By-product cash costs per oz of gold produced (iii)	$(2,021)	$(1,715)	$(1,865)	$(2,454)	$(2,073)
Co-product cash costs per oz of gold produced (iii)	$349	$320	$333	$319	$327
Co-product cash costs per lb of copper produced (iii)	$1.38	$1.20	$1.40	$1.29	$1.17

Ore mined (tonnes)	5,924,456	6,210,285	22,490,266	22,084,779	21,482,527
Ore processed (tonnes)	5,734,592	5,559,778	21,591,482	20,581,385	19,195,578

Gold feed grade (g/t)	0.28	0.32	0.29	0.32	0.35
Copper feed grade (%)	0.40	0.43	0.39	0.42	0.41
Concentrate grade - gold (g/t)	12.92	13.11	13.88	14.16	15.97
Concentrate grade - copper (%)	25.33	25.33	25.47	25.34	25.65

Gold recovery rate (%)	59.4	60.5	59.4	63.8	62.3
Copper recovery rate (%)	81.1	86.7	82.2	87.4	86.5

Sales (iv)
Concentrate (tonnes)	69,589	81,436	263,704	293,092	264,825
Payable gold contained in concentrate (ounces)	27,692	33,146	115,443	129,419	127,450
Payable silver contained in concentrate (ounces)	81,949	67,527	279,371	253,205	139,703
Payable copper contained in concentrate (millions of pounds)	37.3	43.6	139.0	153.6	143.8

Depletion, depreciation and amortization per gold equivalent ounce sold	76	68	72	63	67
Depletion, depreciation and amortization per copper pound sold	0.24	0.21	0.25	0.21	0.18
______________________________

(i)
Silver is a marginal metal produced by the Chapada mine. It was treated as a by-product and excluded from production GEO prior to 2012. Effective January 1, 2012, silver is treated as a gold equivalent. Chapada produced 118,874 ounces of silver in the fourth quarter (Q4 2011 - 165,052 ounces) and 425,805 ounces of silver in 2012 (2011: 475,364 ounces).

(ii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(iii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

(iv)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 128,171 GEO contained in concentrate in 2012 compared with 135,347 GEO contained in concentrate in 2011. Chapada copper production was 150.6 million pounds in 2012 compared with production of 166.1 million pounds of copper in 2011.

Production for the year was expected to be lower than 2011 as a result of lower grades and recovery rates for 2012 relative to 2011.  However, production was higher than plan mainly as a result of increased tonnage of ore mined and processed. A study to increase grind capacity has been started and a carbon-in-leach ("CIL") project is planned for 2013 to reverse the trend of lower grades and lower recovery rates.

Gold production is expected to increase in 2014 and in the years to follow, mostly as a result of the start-up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul.
By-product cash costs for the year were negative $1,865 per GEO compared with negative $2,454 per GEO for 2011.  Less favourable by-product cash cost credits were due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds.

Co-product cash costs were $333 per GEO in 2012, compared to $319 per gold ounce in 2011.  Co-product cash costs for copper were $1.40 per pound in the year versus $1.29 per pound in 2011.

Revenues for the year net of sales taxes and treatment and refining costs were $675.1 million (2011 - $722.7 million). Revenues included mark-to-market adjustments and final and provisional pricing settlements for the year of positive $19.4 million (2011 - negative $24.4 million).

Chapada produced a total of 32,498 GEO contained in concentrate in the fourth quarter of 2012 compared with 34,313 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 40.5 million pounds in the quarter compared with production of 45.4 million pounds of copper in the fourth quarter of 2011.

Production for the quarter was higher than the mine plan but lower than the fourth quarter of 2011, as a result of the anticipated lower grades and recovery rates for 2012 relative to 2011, partly offset by increased tonnage of ore processed.

By-product cash costs for the quarter were negative $2,021 per GEO compared with negative $1,715 per GEO for the same quarter in 2011.  Favourable by-product cash cost credit per GEO was mainly due to the effect of copper sale credits on the lower GEO production in the fourth quarter of 2012 compared to 2011, in spite of lower total copper sales due to lower volume partly offset by higher average realized copper price for the quarter compared to the fourth quarter of 2011.

Co-product cash costs were $349 per GEO in the fourth quarter, compared to $320 per gold ounce in the same quarter of 2011.  Co-product cash costs for copper were $1.38 per pound in the fourth quarter versus $1.20 per pound in the same quarter of 2011.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $174.9 million (Q4 2011 - $196.4 million).  Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of positive $4.1 million (Q4 2011 - positive $4.7 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five years beginning in late 2013.

Drilling continued at Corpo Sul in 2012, a gold and copper deposit discovered in 2011 at the southwest end of the orebody of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resources for an additional strike length of 2.9 kilometres.  Mineralization and mineral resources have been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.  These new discoveries have led to the initiation of a pre-feasibility study, which was completed in late 2012.  Chapada is expected to enhance throughput by blending the ore from the main Chapada pit with the higher grade ore from Corpo Sul and as its size and scale increases, it will be evaluated as a stand-alone orebody.

The Company’s strategic plan is to ensure sustainable production from Chapada at levels of at least 150,000 gold ounces and 135.0 million pounds of copper from 2015 for at least five years. Gold production for 2014 is expected to be approximately 140,000 ounces to 160,000 ounces.

EL PEÑÓN, CHILE

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
GEO production (ounces) (i)	128,119	115,043	462,496	475,586	427,934
Gold production (ounces)	93,448	75,407	317,557	306,184	256,530
Silver production (ounces)	1,733,573	1,981,806	7,246,951	8,470,112	9,427,208

Cash costs per gold equivalent ounce produced (ii)	$415	$413	$440	$400	$428

Ore mined (tonnes)	377,341	326,915	1,442,245	1,307,351	1,301,877
Ore processed (tonnes)	362,874	363,796	1,415,292	1,452,090	1,522,366

Gold feed grade (g/t)	8.59	6.91	7.47	7.05	5.74
Silver feed grade (g/t)	195.00	200.20	199.21	215.90	228.5

Gold recovery rate (%)	93.0	93.1	93.5	93.0	91.2
Silver recovery rate (%)	76.0	83.9	80.0	84.0	84.1

Sales
Gold sales (ounces)	92,941	75,886	314,079	304,530	258,301
Silver sales (ounces)	1,724,509	2,014,420	7,181,263	8,453,857	9,535,012

Depletion, depreciation and amortization per gold equivalent ounce sold	269	344	295	321	318
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

El Peñón produced 462,496 GEO during 2012 compared to 475,586 GEO in 2011. Production for the year consisted of 317,557 ounces of gold and 7.2 million ounces of silver, compared with 306,184 ounces of gold and 8.5 million ounces of silver produced in 2011. Production of gold for the year increased by 4%, compared with 2011, mainly as a result of higher feed grade, while production of silver decreased by 15% due to lower feed grade and lower recovery rate.

Cash costs averaged $440 per GEO in 2012, compared with $400 per GEO in 2011.  Increases in power costs, higher maintenance costs, including diesel and other consumable items and mining inflation generally compared to that of 2011, contributed to higher per unit cash costs.

Production during the fourth quarter of 2012 was 128,119 GEO compared to 115,043 GEO in the same quarter of 2011, representing an 11% increase quarter-over-quarter. Compared to the third quarter of 2012, GEO production increased by 8%, representing consecutive quarterly increases as a result of gold grade improvement since the second quarter. Production for the quarter consisted of 93,448 ounces of gold and 1.7 million ounces of silver, compared with 75,407 ounces of gold and 2.0 million ounces of silver produced in the fourth quarter of 2011. Production of gold increased by 24%, compared with the same quarter of 2011, mainly as a result of higher feed grade, while production of silver decreased by 15% due to lower feed grade and lower recovery rate.  A higher proportion of ore feed from areas of the Aleste-Bonanza vein in the quarter resulted in lower silver recovery. Blending with ore from other areas will change the ore-mix and improve recovery in the future.

Cash costs were $415 per GEO in the fourth quarter, virtually unchanged from $413 per GEO in the fourth quarter in 2011.  While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in 2013, according to the mine plan.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being focused on in an effort to advance these targets to mineable mineral reserves in the near term. This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life. Development has commenced at Pampa Augusta Victoria and an open-pit is expected to start in the first half of 2013.

GUALCAMAYO, ARGENTINA

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
Total gold production (ounces)	31,502	40,676	147,310	158,847	135,140

Cash costs per ounce produced (i)	$485	$424	$536	$441	$506

Ore mined (tonnes)	1,294,174	1,883,622	9,720,842	7,580,950	8,845,992
Ore processed (tonnes)	2,002,170	1,955,094	7,742,140	7,578,156	7,528,690

Gold feed grade (g/t)	0.66	0.99	0.80	0.97	0.82
Gold recovery rate (%)	75.8	65.4	75.5	68.4	67.8

Sales
Gold sales (ounces)	33,568	40,908	149,372	160,326	141,734
Depletion, depreciation and amortization per gold ounce sold	$383	$389	$352	$370	$277
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

Gualcamayo produced 147,310 ounces of gold in 2012, compared with 158,847 ounces produced in 2011.  Lower production was mainly due to the planned transitioning process from Phase II to Phase III at the QDD Main area during the fourth quarter of 2012, and the construction and licensing delay of the Valle Norte heap leach pad early in the year. Production at Gualcamayo is expected to increase with the ramp-up of production from QDD Main Phase III starting in the second quarter of 2013 followed by new production from the AIM open-pit and QDD Lower West underground operations.

Increased tonnage of ore mined in 2012 reflects Gualcamayo’s continuous effort in stacking materials in preparation of transitioning to Phase III as part of the planned expansion.  Compared to 2011, recovery rate improved mainly as a result of the production from the new Valle Norte heap leach pad.

Cash costs averaged $536 per ounce in 2012 compared with $441 per ounce in 2011.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs along with increased maintenance to improve availability of equipment resulted in higher cash costs.  The QDD Main area at Gualcamayo is an open pit operation along a mountain face and from time to time waste is removed and stored and then must be moved again once the orebody has been accessed.  This movement or re-handling of waste will cause costs to increase from time to time.  The Company is evaluating how to reduce the re-handling of waste and has initiated a maintenance program in an effort to better contain costs.

Gualcamayo produced 31,502 ounces of gold in the fourth quarter, compared with 40,676 ounces produced in the fourth quarter of 2011.  The transitioning process from QDD Main Phase II to Phase III contributed to the lower production. Production in the quarter was primarily sourced from the stockpiled material.

Cash costs were $485 per ounce in the quarter ended December 31, 2012 compared with $424 per ounce in the fourth quarter of 2011.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher cash costs in combination with lower quarterly production.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to approximately 200,000 gold ounces per year beginning in 2014. A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increases in 2012 and 2013, is expected to be completed in the first half of 2013.

MERCEDES, MEXICO (i)

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
Commercial GEO production (ii)	39,443	—	117,051	—	—
Commissioning GEO production	—	8,438	8,959	8,438	—
Total GEO production	39,443	8,438	126,010	8,438	—
Commercial gold production (ounces)	36,057	—	108,014	—	—
Commissioning gold production (ounces)	—	—	8,201	—	—
Total gold production (ounces)	36,057	—	116,215	—	—
Commercial silver production (ounces)	169,313	—	451,835	—	—
Commissioning silver production (ounces)	—	—	37,912	—	—
Total silver production (ounces)	169,313	—	489,747	—	—

Cash costs per GEO produced (iii)	$435	$—	$485	$—	$—

Ore mined (tonnes)	136,105	—	513,684	—	—
Ore processed (tonnes)	164,285	—	603,188	—	—

Gold feed grade (g/t)	7.38	—	6.43	—	—
Silver feed grade (g/t)	85.17	—	78.42	—	—

Gold recovery rate (%)	95.8	—	94.8	—	—
Silver recovery rate (%)	39.0	—	32.0	—	—

Sales
Gold sales (ounces)	34,085	—	116,894	—	—
Silver sales (ounces)	139,686	—	481,071	—	—

Depletion, depreciation and amortization per gold ounce sold	$241	$—	$254	$—	$—
______________________________
(i)    Mercedes was under construction in 2011. Commissioning of the mine started in November 2011 and completed February 1, 2012.
(ii)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
(iii)    A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

Mercedes' production of 126,010 GEO in 2012, including 8,959 GEO of commissioning production, was above the top end of guidance in its first year of operation. The 2012 production consisted of 116,215 ounces of gold and 489,747 ounces of silver. Cash costs per GEO averaged $485 for the year, within the range of the Company's previous guidance of $475 - $500 per GEO for the year.

Mercedes produced 39,443 GEO in the fourth quarter, representing consecutive increases of 17% over the third quarter production, 36% over the second quarter and 65% over the first quarter. Fourth quarter production consisted of 36,057 ounces of gold and 169,313 ounces of silver.  Cash costs per GEO were $435 for the fourth quarter, 11% lower than the cash costs in the third quarter, 13% lower than the second quarter and 19% lower than the first quarter, representing decreases in consecutive quarters since the completion of commissioning.  Compared to the third quarter, feed grade improved by 9% for gold and 15% for silver; recovery rate for silver improved by 32%.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

Production was initially planned at an annual rate of 120,000 GEO per year. With the acceleration of underground development and plant modifications, the Company expects production to increase to 130,000 to 140,000 GEO in 2013 and a target of 130,000 GEO to 150,000 GEO in 2014.

JACOBINA, BRAZIL

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
Gold production (ounces)	28,337	31,983	116,863	121,675	122,160

Cash costs per ounce produced (i)	$825	$646	$747	$643	$535

Ore mined (tonnes)	503,669	529,452	2,109,613	2,148,473	2,158,097
Ore processed (tonnes)	508,737	527,537	2,104,683	2,148,275	2,158,096

Gold feed grade (g/t)	1.87	2.03	1.84	1.89	1.89

Gold recovery rate (%)	92.5	93.4	93.8	93.3	93.2

Sales
Gold sales (ounces)	25,843	32,904	114,786	123,323	121,405
Depletion, depreciation and amortization per gold ounce sold	$487	$394	$428	$390	$338
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 116,863 ounces in 2012, compared with 121,675 ounces produced in 2011.  The decrease in production for the year compared to that of 2011, mainly resulted from a decrease in tonnage processed and lower gold grade. Continued development of access to higher grade areas is expected to improve average ore grade beginning in the second half of 2013.

Cash costs were $747 per ounce for the year compared with $643 per ounce in 2011. Cash costs were impacted by higher labour inflation and maintenance costs in addition to continued rock support improvements made during 2012.

In the fourth quarter, gold production at Jacobina was 28,337 ounces, compared with 31,983 ounces produced in the fourth quarter of 2011.  The decrease in production primarily resulted from an 8% decrease in gold feed grade, lower recovery rate and less tonnage processed. Cash costs were $825 per ounce for the fourth quarter compared with $646 per ounce in the fourth quarter of 2011.

The Company continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase to over 140,000 ounces. The timing of which is dependent on the pace of development work in these higher grade areas.

MINERA FLORIDA, CHILE

	Three months ended		Twelve months ended
Operating Statistics	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
Production
GEO commercial production (ounces) (i)	32,797	23,151	103,818	102,738	105,604
GEO commissioning production (ounces)	—	—	1,861	—	—
GEO total production (ounces)	32,797	23,151	105,679	102,738	105,604
Gold commercial production (ounces)	27,889	18,326	87,677	86,914	94,585
Gold commissioning production (ounces)	—	—	1,486	—	—
Gold total production (ounces)	27,889	18,326	89,163	86,914	94,585
Silver commercial production (ounces)	245,393	241,208	807,075	791,173	606,071
Silver commissioning production (ounces)	—	—	18,737	—	—
Silver total production (ounces)	245,393	241,208	825,812	791,173	606,071

Cash costs per gold equivalent ounce produced (ii)	$805	$706	$797	$591	$416

Ore mined (tonnes)	205,882	191,206	859,953	848,373	761,386
Ore processed (tonnes)	222,440	207,147	902,788	920,388	779,836

Gold feed grade (g/t)	3.53	3.37	3.34	3.50	4.41
Silver feed grade (g/t)	46.90	50.30	39.29	38.40	33.40

Gold recovery rate (%)	81.6	83.5	81.1	84.0	83.7
Silver recovery rate (%)	69.8	68.9	67.6	68.3	67.8

Sales
Gold sales (ounces)	27,075	19,556	86,455	87,816	91,907
Silver sales (ounces)	308,436	183,160	1,037,150	687,445	600,156

Depletion, depreciation and amortization per gold equivalent ounce sold	$582	$447	$600	$430	$365
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 105,679 GEO in 2012, an increase of 3% versus production of 102,738 GEO in 2011. Production consisted of 89,163 ounces of gold and 825,812 ounces of silver, both including commissioning production, compared to 86,914 ounces of gold and 791,173 ounces of silver. The increased production was mainly due to the new production from the tailings retreatment project. The increase was partly offset by lower feed grade and lower recovery rate of gold. Commercial production from tailings retreatment began on October 1, 2012. The plant continued to ramp up to an average 65% of capacity utilization in December 2012 and reaching full design capacity in January 2013.

In addition, the mine produced 5,381 tonnes of zinc in 2012, compared with 6,958 tonnes of zinc produced in 2011.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the year were $797 per GEO compared with $591 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation, lower credit from sales of zinc as a result of lower production and lower prices for zinc.

Minera Florida produced a total of 32,797 GEO in the quarter, representing a 42% increase, compared with 23,151 GEO in the fourth quarter of 2011, mainly due to the new production from the tailings retreatment project. Compared to the third quarter, feed grade improved by 19% for gold and 26% for silver.

In addition, the mine produced 1,353 tonnes of zinc in the fourth quarter, compared with 1,586 tonnes of zinc produced in the fourth quarter of 2011.

Cash costs for the fourth quarter were $805 per GEO compared with $706 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation and lower credit from sales of zinc as a result of lower production and lower prices for zinc.

Production from tailings retreatment is expected to ramp up and increase annual production by approximately 30,000 GEO per year for five years through the retreatment of tailings. Overall costs are expected to improve with the addition of tailings production and the lack of mining costs associated with the retreatment of tailings.

OTHER MINES

The following table presents key operating statistics for the Company's other continuing mining operations and its equity investment in Alumbrera:

	Three months ended		Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2010
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	18,251	15,568	67,130	55,163	70,084
Cash costs per ounce produced (i)	$856	$915	$872	$937	$628

Ore mined (tonnes)	260,855	265,108	1,018,911	983,848	1,105,340
Ore processed (tonnes)	270,998	234,767	1,048,489	936,459	1,110,204

Gold feed grade (g/t)	2.28	2.33	2.22	2.07	2.22
Gold recovery rate (%)	91.8	88.1	89.5	88.4	88.6

Sales
Gold sales (ounces)	17,773	16,430	66,805	56,907	72,316

Depletion, depreciation and amortization per gold ounce sold	$173	$189	$181	$231	$167

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	14,669	10,691	65,140	55,840	68,351
Gold production (ounces)	1,112	634	3,849	3,516	5,617
Gold production in concentrate (ounces)	9,657	7,112	42,228	40,986	45,039
Total gold produced	10,769	7,746	46,077	44,502	50,656
Copper contained in concentrate (millions of pounds)	8.5	6.2	37.4	32.2	38.7

By-product cash costs per ounce produced (i)	$(2,012)	$(1,351)	$(1,203)	$(1,448)	$(1,404)
Co-product cash costs per ounce of gold produced (i)	$343	$450	$308	$283	$257
Co-product cash costs per pound of copper produced (i)	$2.15	$2.59	$1.81	$1.82	$1.29

Ore mined (tonnes)	978,841	1,007,916	3,923,822	2,778,430	3,127,873
Ore processed (tonnes)	1,305,186	1,176,148	4,962,373	4,775,130	4,509,332

Gold feed grade (g/t)	0.36	0.30	0.40	0.42	0.46
Copper feed grade (%)	0.30	0.30	0.40	0.40	0.50
Concentrate grade - gold (g/t)	20.47	20.65	20.13	22.78	20.66
Concentrate grade - copper (%)	26.20	26.25	26.10	26.11	25.60
Gold recovery rate (%)	71.0	68.3	71.0	69.4	73.0
Copper recovery rate (%)	85.0	78.9	84.0	77.2	82.0

Sales
Concentrate (tonnes)	20,139	13,762	64,086	56,913	68,056
Payable gold contained in concentrate (ounces)	12,593	9,010	40,455	40,996	43,314
Gold doré (ounces)	953	699	3,125	3,668	5,626
Total gold sales (ounces)	13,546	9,709	43,580	44,664	48,940
Payable copper contained in concentrate (millions of pounds)	11.1	7.7	35.4	31.5	37.0
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 67,130 ounces of gold in 2012 compared to 55,163 ounces of gold in 2011, representing a 22% year-over-year increase.  The increased production was mainly due to higher gold feed grade, higher recovery rate and increased tonnage processed.

Cash costs averaged $872 per ounce for the year, 7% lower than $937 per ounce for 2011. Increases in tonnage mined and tonnage processed positively impacted cash costs and more than offset the effect of mining inflation.

Production at Fazenda Brasileiro was 18,251 ounces of gold in the fourth quarter compared to 15,568 ounces of gold in the fourth quarter of 2011, representing a 17% quarter-over-quarter increase.  The increased production was mainly due to increased tonnage processed and higher recovery rate, partly offset by lower gold feed grade.

Cash costs for the fourth quarter were $856 per ounce, 6% lower than $915 per ounce for the same period in 2011. Increases in tonnage processed positively impacted cash costs and more than offset the effect of mining inflation.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly nine years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2013.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high-grade sources of ore for the mill.  Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high-grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $50.6 million and $18.1 million for the year and three months ended December 31, 2012, compared with $39.0 million and $1.3 million reported for the respective periods of 2011. Higher earnings for the year and the fourth quarter of 2012 compared to the same periods of 2011 were mainly due to higher sale volumes of mineral concentrate. Compared with the fourth quarter of 2011, sales increased in the quarter ended December 31, 2012 as export sales by Alumbrera resumed in the third quarter subsequent to a temporary suspension to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentine Government.

The Company did not receive cash distributions in the year ended December 31, 2012, compared with cash distribution of $71.5 million in 2011, of which $44.1 million was received in the fourth quarter of 2011. Cash distributions have resumed in January 2013.

Attributable production from Alumbrera was 46,077 ounces of gold and 37.4 million pounds of copper for 2012. This compares with attributable production of 44,502 ounces of gold and 32.2 million pounds of copper in 2011. For the fourth quarter, attributable production from Alumbrera was 10,769 ounces of gold and 8.5 million pounds of copper, compared with 7,746 ounces of gold and 6.2 million pounds of copper in the fourth quarter of 2011.

By-product cash costs per ounce of gold were negative $1,203 for the year and negative and $2,012 for the quarter ended December 31, 2012, compared with negative $1,448 per ounce and negative $1,351 per ounce for the respective periods in 2011.  Co-product cash costs per ounce for gold averaged $308 for the year and $343 for the quarter ended December 31, 2012, compared with $283 per ounce and $450 per ounce for the respective periods of 2011. Co-product cash costs per pound for copper averaged $1.81 for the year and $2.15 for the quarter ended December 31, 2012, compared with $1.82 per pound and $2.59 per pound for the respective periods of 2011.

ERNESTO/PAU-A-PIQUE, BRAZIL

Physical completion of this new mine is on schedule. Ernesto Pau-a-Pique commenced commissioning with the first gold ounces poured in October 2012. Commissioning will continue in early 2013 and completion of commissioning is expected by mid-2013. Annual production is expected to be in the range of 80,000 - 95,000 ounces in 2013 with the potential to increase above that level in 2014.

Ernesto/Pau-a-Pique is made up of two different deposits, one of which is permitted and the other is currently operating under a provisional permit. The Company expects definitive permits will be issued under a proposed new Brazilian mining code legislation which is in progress. For additional information, please see Section 12 - Economic trends, risks and uncertainties - foreign operations and political risks.

8.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

During the fourth quarter of 2012, all construction projects and all intermediate stage development projects were advancing towards planned start-up. The following summary highlights key updates from the significant construction and development projects at the Company since the end of the third quarter of 2012.

C1 Santa Luz, Brazil

As of December 31, 2012, physical advancement of the project was over 95% complete. Civil works and electromechanical assembly continued as planned.  Power line construction is expected to be completed in early 2013.  Start-up of operations is pending with completion of commissioning expected by mid-2013.  Water availability necessary for continuous operations will depend on the continuation of the rains throughout the rainy season which progresses through March and will be supplemented by recently discovered water wells.

C1 Santa Luz is an open-pit and potential underground operation for which some concessions have already been permitted. Mining will start in the already permitted concessions. Annual production is expected to be approximately 100,000 gold ounces.

Pilar, Brazil

Construction progress is on schedule with commissioning and start-up of production expected by mid-2013 with completion of commissioning expected by the end of 2013. As at December 31, 2012, mine and plant were advanced to approximately 75% completion. Civil works were essentially completed and work continued on electromechanical assembly and the tailings dam. Underground development at Pilar continued to progress and reached a total length of more than 9,000 metres and underground development at Caiamar has progressed more than 1,000 metres.

Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth.  The Company focused exploration and evaluation on Maria Lazarus and the high grade Jordino deposit. This resulted in a 29% increase in inferred mineral resources. These mineral resources are expected to be upgraded during 2013.

Ore feed from Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.  Mineral resource development and work on a feasibility study continued at Caiamar during the quarter.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

Other

The Company continues to advance and evaluate additional projects, including Jeronimo and Suyai.

At Suyai, certain components that would lead to a feasibility study continued in the quarter.  Further advancement of the project will partly depend on the passage of new mining legislation that is pending.

At Jeronimo, both Yamana and its joint venture partner, Codelco (43% owner of the project), are evaluating the project. During this period of evaluation, the Company is advancing other studies and reviews normally completed after a construction decision is made. The Company's objective is to advance opportunities that maximize cash flow and optimize the allocation of capital.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2012 exploration program focused on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina, the delineation and expansion of Corpo Sul at Chapada, the delineation and expansion of QDD Lower West at Gualcamayo and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. The

Company also initiated its exploration and evaluation activities at Cerro Moro, the advanced exploration and development stage project obtained through the acquisition of Extorre in August 2012.

The following is a summary of the exploration and evaluation expenditures for the current year and comparative years. The 2012 exploration and evaluation expenditures include $31.2 million spent on acquisitions of exploration and evaluation properties.

	Twelve months ended
(in millions of Dollars)	December 31, 2012	December 31, 2011	December 31, 2010
Exploration and evaluation capitalized (i)(ii)	$101.3	$89.6	$58.6
Exploration and evaluation expensed (iii)	58.0	32.4	39.2
Total exploration and evaluation	$159.3	$122.0	$97.8
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the consolidated balance sheet, property, plant and equipment as part of the additions to depletable producing property for near-mine exploration, assets under construction and tangible exploration and evaluation assets.

(ii)	The amount includes exploration and evaluation assets of $31.2 million acquired through the various acquisitions completed by the Company in 2012.

(iii)	Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations.

The following summary highlights key updates from the exploration and development program at the Company since the end of the third quarter of 2012.

ARGENTINA
Cerro Moro

On August 21, 2012, the Company acquired all of the issued and outstanding common shares of Extorre Gold Mines Limited that owned several exploration and development stage precious metals projects, the most advanced of which is the Cerro Moro project, a high-grade gold and silver deposit. The Cerro Moro deposit is located in east central Santa Cruz Province in the same metallogenic belt as the prolific Cerro Vanguardia mine.

In 2012, the Company spent $5 million to drill over 100 holes with the goal of upgrading the inferred mineral resources and grow the mineral resource base. These results have been incorporated in the Company's mineral resource update for Cerro Moro.

The Project hosts an initial indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO both at a 1 g/t cut-off. This cut-off grade reflects a blend of underground and open pit mining consideration. As mineral resources grow, with the expectation that the greatest potential is within those zones that will be mined from underground, the cut-off grade may be revised as the proportion of underground and open pit mineral resources changes and as the Project is further advanced.

The Company has engaged in pre-development work by way of a production ready decline into the largest of the known ore bodies, Escondida. In addition to advancing the timeline for development, this pre-development work will provide a platform for further exploration work and permit access to the orebody, providing greater certainty and knowledge of its physical properties and grade continuity. Technical and trade-off studies have been completed which support continuation to a feasibility level study for the project. Based on these studies, the feasibility study will consider a mine plan combining both open pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum. The feasibility study is expected to be completed sometime in 2014. The Company will then evaluate the results of the feasibility study together with current exploration results and the knowledge gained through the pre-development work to make a construction decision. Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

The underground mine will be accessed by means of conventional decline haulages, the first of which will be developed as part of the work completed prior to a construction decision and is consistent with the approach used at Mercedes. Since the mineralization is broadly similar to the Company's Mercedes operation in Mexico, mining and processing operations at Cerro Moro are expected to employ similar methods. Initial capital costs are expected to be below $400 million and operating costs are expected to be below $450 per ounce. The underground will be accessed through a conventional decline that will be developed as part of the work completed prior to a construction decision and is consistent with the approach at Mercedes.

The 2013 exploration program at Cerro Moro will focus on drill testing eight priority target areas located on the northern La Negrita block, an entirely new zone, and drill testing existing geologic targets, geochemical anomalies and vein extensions within nine priority target areas in the southern Escondida block, which contains the majority of current known mineral resources.

The 2013 exploration drilling program at Cerro Moro commenced in mid-January. Preliminary indications from one drill hole which was intended to test the extension of an anomalous mineralization from prior holes, intercepted three separate vein zones with at least two of these occurring at mineable widths with the potential for significant GEO grades. Assays for these holes are still pending. The new discovery, the “Margarita” vein within the La Negrita zone, is outside of the area containing the known mineral resources. Drilling of this and all identified targets are expected to be ongoing throughout the year.

The Company is expecting to spend $12 million in 2013 on exploration to execute the 25,000 metres of drilling with the goal of expanding the areas of mineralization to the La Negrita block and to add significantly to the mineral resource base.

Gualcamayo

During the quarter, 11 diamond drill holes were completed at QDD Lower West.  In 2012, the Company has completed 71 diamond drill holes totaling 17,832 metres. The drilling was completed to extend the southwest extension of the main QDD Lower West deposit and also to further delineate the Rodado breccia, which was discovered in 2011. The drilling appears to have connected the Rodado and main QDD Lower West breccia bodies into one large mineralized system which remains open to the southwest.

BRAZIL
Pilar

During the quarter diamond drilling was focused on mineral resource definition drilling at Maria Lazara located approximately 8 kilometres west of the main Jordino deposit.  A total of 16 widespread diamond drill holes were completed to define the tenor and continuity of the mineralization. An initial mineral resource estimate is expected to be completed in the first quarter 2013.

Chapada

Exploration at Corpo Sul, the newly discovered mineralized zone located southwest of and adjacent to the main pit at Chapada, included the completion of 5,253 metres of diamond drilling in the quarter for a total of 34,575 metres in 150 drill holes completed in 2012.

Results since the discovery of Corpo Sul, in 2011, have established the zone as a new porphyry system south of the main Chapada pit with grades in excess of expected grades to be mined in future years at the operation.  With continued drilling at 200-metre spacing, the Company has increased confidence in the continuity of the higher grades and the eventual increased size of Corpo Sul.

In the fourth quarter, 16 additional diamond drill holes have been completed on the southwest extension of Corpo Sul.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resource.  Results from the most recently received assays indicate all the high grade intersections are within 700 metres of the current Corpo Sul mineral resource and will extend the currently modeled mineral resource to the southwest.

The current drill results at Corpo Sul confirm the expansion of the mineralized zone and continue the recent exploration success at Chapada which commenced with Suruca in 2010 and Corpo Sul in 2011.  Mineralization and mineral resources have now been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.

These new discoveries have led to the initiation of a pre-feasibility study that is now underway, which will define the role of Suruca and Corpo Sul in the future production at Chapada.  Corpo Sul is expected to enhance throughput through the blending of these higher grade ore with ore from the main Chapada pit and as its size and scale increases it will be evaluated as a stand-alone orebody.

Exploration success to date should facilitate targeted sustainable annual production levels of approximately 150,000 ounces of gold and 135 million pounds of copper from 2013 for at least five years.  Continued exploration success is expected to extend this sustainable production level for a longer period within the overall mine life.

CHILE
El Peñón

During the quarter, 125 diamond and reverse circulation drill holes were completed at El Peñón.  The majority of the drilling was completed at Dorada West, Fortuna East and North Block veins. An initial mineral resource estimate is expected to be completed at Dorada West by the end of the first quarter of 2013.

Dorada West is located immediately to the west of Dorada, approximately halfway between the Providencia and Dorada vein deposits. Drilling has outlined mineralization along a strike length of approximately 1,000 metres and a dip length of 150 metres.  The deposit remains open to the south and locally down dip.

At Fortuna East, wide-spaced drilling has outlined several centres of high grade gold and silver similar to the Fortuna deposit located 400 metres to the east. Infill drilling is expected to be completed in 2013 to better define the continuity of these high-grade areas.

MEXICO
Mercedes

During the quarter, drilling totaled approximately 2,817 metres in 7 diamond drill holes.  The drilling was completed at the Diluvio/Lupita area and the Rey de Oro vein zone.

At Diluvio/Lupita, drilling was completed to convert inferred mineral resources at Lupita to indicated mineral resources and to also explore the gap between the Diluvio and Lupita vein zones and try to establish a link between the two deposits.  Although the drilling did establish a structural and mineralogical link between the two deposits, the grades of mineralization were uneconomic.

The Rey de Oro deposit lies on trend of the Klondike deposit approximately 200 metres further to the east-southeast.  Drilling on 60-metre centres along strike and down dip has identified a wide zone (greater than 30 metres) of near surface, quartz veinlet stockworking with locally well-developed quartz veins.  The stockwork zone is strongly oxidized and select high grade intervals were previously mined by artisanal miners.  Since the beginning of the year, 39 diamond drill holes have been completed at Rey de Oro, totaling approximately 8,000 metres.

9.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve reports are reviewed by Evandro Cintra, Senior Vice President Technical Services, who is a qualified person. The Company's mineral resources reports are reviewed by Darcy Marud, Senior Vice President Exploration who is a qualified person.

Complete information relating to mineral reserves and mineral resources indicating tonnage, grade and the date of each NI 43-101 Report for the various mines and projects is contained in a complete mineral resource and mineral reserve table accompanying the 2012 annual report.

Total proven and probable mineral reserves were 19.3 million GEO compared to 18.6 million GEO in 2011. On a gold equivalent basis, the average grade of mineral reserves increased by approximately 3.0% to 0.96 grams per tonne (“g/t”) from 2011. The Company's proven and probable mineral reserves from operating mines were 14.2 million GEO (contained gold - 12.6 million ounces; contained silver 89.2 million ounces) as at December 31, 2012, which represents a 6.0% increase over 2011.

Measured and indicated mineral resources increased by 14.7% to 15.6 million GEO from 2011 mainly due to the addition of indicated mineral resources from Cerro Moro. The average gold equivalent grade for measured and indicated mineral resources on a gold equivalent basis was 0.89g/t, representing an increase of approximately 14.0% from 2011.

The Company's total gold proven and probable mineral reserves increased to 17.7 million ounces from 17.0 million ounces (2010 - 15.6 million ounces). Average gold grade increased by 2.5% with notable contributions from Jacobina, Chapada and Gualcamayo. Proven and probable copper mineral reserves were 2.7 billion pounds of copper at an average grade of 0.31% including Alumbrera. Proven and probable copper mineral reserves increased by 7.1% at Chapada to 2.5 billion pounds of copper from 2011.

Measured and Indicated mineral resources on a gold equivalent basis were 15.6 million GEO (contained gold - 14.1 million ounces; contained silver - 78.8 million ounces) as at December 31, 2012, compared with measured and indicated mineral resources of 13.6 million GEO (contained gold - 13.2 million ounces; contained silver - 23.4 million ounces) in 2011. Measured and indicated mineral resources increased by 14.7% from 2011 mainly due to the addition of indicated mineral resources from the newly acquired Cerro Moro. Total inferred mineral resources increased by 10.1% to 11.4 million GEO (contained gold - 10.2 million ounces; contained silver - 67.7 million ounces).

Assumption of metal prices used in the estimates of mineral reserves and mineral resources remained unchanged from 2011: gold price of $950 per ounce (2011 - $950 per ounce, 2010 - $900 per ounce), silver price of $20 per ounce (2011 - $20 per ounce, 2010 - $15 per ounce), and copper price of $2.50 per pound (2011 - $2.50 per pound, 2010 - $2.50 per pound), except where noted in the mineral reserve and mineral resource tables contained in the Company's 2012 annual report. Please refer to the mineral reserve and mineral resource table contained in the Company's 2012 annual report and the Company's website for a complete listing of metal-price assumptions used in the calculation of mineral reserves and mineral resources by project.

The most notable changes are detailed below:

El Peñón, Chile
Total gold equivalent mineral reserves increased by 6.0% to 3.7 million GEO after production of 494,000 contained GEO, supporting an increased mine life and a higher sustainable production level of 440,000 GEO per year. The mine has increased GEO mineral reserves for three consecutive years. In 2012, gold equivalent mineral reserve tonnage increased by 14.3% at an average grade of 8.97 g/t. This increase includes a portion of the Pampa Augusta Victoria (“PAV”) vein system which is 'open pittable' as it is near surface and easily accessible. The 2013 exploration program at El Peñón will focus on the extension of PAV and areas within the North Block as well as more recent discoveries. This effort is expected to result in continued increases in mineral resources in 2013.

Chapada, Brazil
Total gold mineral reserves increased by approximately 11.0% to 3.7 million ounces, at an average grade of 0.27 g/t, representing a 6.5% increase from 2011. The increase in gold mineral reserves, after production of 215,000 contained ounces, is largely attributed to the inclusion of portions of the Corpo Sul mineral resources upgrading to mineral reserves. Measured and indicated mineral resources increased by approximately 5.0% to 2.4 million ounces of gold mainly as a result of grade increase from Corpo Sul. For inferred mineral resources, a higher cut-off grade was used, resulting in 0.8 million ounces of gold at significantly higher grade.

Copper mineral reserves increased by 7.1% to 2.5 billion pounds with a 2.2% increase in grade to an average of 0.30%.

A pre-feasibility study was completed for Corpo Sul in late 2012 based on mineral reserves of 573,000 ounces of gold and 401 million pounds of copper in 55 million tonnes of ore. This represents an increase of 182% from 2011 in gold mineral reserves. Additional work increased the mineral reserves at Corpo Sul, which have been included in Chapada's mineral reserves estimate. The feasibility study will include these additional ounces. It is expected that further work at Corpo Sul will contribute to 2013 growth of mineral reserves.

Jacobina, Brazil
Total proven and probable gold mineral reserves increased by approximately 21.0% to 2.4 million ounces, after production of 125,000 contained ounces. Since acquisition of the mine, the Company has increased gold mineral reserves cumulatively more than 98% representing a six-year consecutive increase. As at December 2012 mineral reserve grade increased by 10.4% to 3.02 g/t as the higher grade Canavieiras and Morro do Vento deposits were upgraded to mineral reserves. Since 2009, mineral reserve grade has increased by 41% from 2.14 g/t to 3.02 g/t. Measured and indicated mineral resources decreased by 13.1% to 2.1 million ounces in 25.0 million tonnes of mineral resources at 2.59 g/t. These decreases were a result of the upgrading of mineral resources to mineral reserves through drilling in lieu of further mineral resource expansion efforts. This is the fourth year of consecutive quality improvements and increases in mineral reserves at Jacobina.

Gualcamayo, Argentina

Gold mineral reserves were 49.6 million tonnes at 1.29 g/t containing 2.1 million gold ounces; measured and indicated gold mineral resources were 33.2 million tonnes at 1.10 g/t containing 1.2 million gold ounces and inferred gold mineral resources of 10.4 million tonnes at 1.66 g/t containing 552,000 gold ounces.

The focus in 2012 at Gualcamayo was on the definition and expansion of the Rodado breccia, a new zone discovered in 2011 southwest of QDD Lower West (QDDLW). As a result, measured and indicated mineral resources increased by 5% with a 6%

increase in grade and the Rodado breccia mineralization was extended by 500 metres along strike. A significant amount of mineral resources at Gualcamayo are within the Rodado breccia and QDDLW, and given the current size of the sulphide portion of the mineral resources in these zones and the expectation of further mineral resource increases in these areas, the Company has initiated an evaluation of milling options which is expected to be competed in first half of 2013. There is approximately 1.6 million ounces cumulatively from all zones and all mineral resource categories, some of which is also heap leachable, that will be considered in the evaluation of the milling option. Mineral reserves declined which can be attributed to depletion from production of the current ore bodies.

Exploration in 2013 will continue to focus on the south west of the QDDLW deposit where sulfide bearing carbonate breccias have been outlined. These breccias are an extension of QDDLW mineralization and occur as sub-parallel bodies or feeders to QDDLW. This mineralization remains open to the south west and down dip.

Minera Florida, Chile
Total proven and probable gold equivalent mineral reserves remained essentially the same as 2011 at 974,000 GEO which represents an increase of 5,000 GEO from 2011, after production of 130,000 contained GEO. The increase in mineral reserves in 2011 was in part attributed to the upgrade from mineral resources to mineral reserves of the historic tailings, the processing of which started in the third quarter of 2012. The focus in 2012 was on replacing mineral reserves depleted and identifying new mineral resources. Measured and indicated mineral resources decreased marginally by 2.4% to 570,000 GEO at an average gold equivalent grade of 5.96 g/t while inferred mineral resources increased by 10.0% which is the result of exploration success at Aguas Frias East. In 2013, additional drilling at Aguas Frias will further expand and delineate this new zone.

Mercedes, Mexico
Gold equivalent mineral reserves were 6.6 million tonnes at 4.83 g/t containing 1.0 million gold equivalent ounces; measured and indicated gold equivalent mineral resources were 2.7 million tonnes at 3.62 g/t containing 309,000 gold equivalent ounces; and inferred gold equivalent mineral resources of 3.4 million tonnes at 3.65 g/t containing 403,000 gold equivalent ounces.

In 2012, the exploration focus was on the replacement of mineral reserves and increasing mineral resources through further delineation of Diluvio, Lupita, Marianas (Barrancas Norte) and Rey de Oro. While grades in some of these zones are below historic ore grades the ore bodies are considerably wider. Gold equivalent mineral reserves remained essentially the same as in 2011. The replacement of mineral reserves depleted through production was mainly attributable to additions from the Lupita and Marianas zones. This resulted in a 25% increase in tonnage and a 21% decline in grade, the majority of these lower grade ounces came from Lupita. Measured and indicated mineral resources increased significantly, by 53% with a 8% increase in grade, through contributions from Rey de Oro and Diluvio. Inferred mineral resources decreased by 28% as most of the inferred resources at Lupita, Marianas and part of Diluvio were converted into indicated mineral resources. In the fourth quarter, high grade mineralization was intersected at depth in Rey de Oro. This mineralization is on strike with and may zone the Klondike deposit located one kilometre to the north-northwest. The 2013 program will focus on the expansion of this zone to determine continuity between the zones in addition to replacing and increasing mineral reserves and mineral resources.

Fazenda Brasileiro, Brazil
Measured and indicated mineral resources increased by approximately 8% and inferred mineral resources increased by approximately 16% relative to 2011. Proven and probable mineral reserves declined by approximately 15% from 2011. The Company acquired the mine in 2003 with a 2.5 year mine life remaining based on known mineral reserves; based on current mineral reserves mine life is slightly less than four years after having been mined by the Company for nine years.

C1 Santa Luz, Brazil
Measured and indicated mineral resources increased by approximately 17.0% to 678,000 ounces due to the addition of new ounces from near-surface satellite deposits which also contributed to a 3.0% increase in inferred mineral resources containing 490,000 ounces in 6.0 million tonnes of mineral resources. In 2013, the focus will be on expanding the highly prospective underground mineralization identified in 2012.
.

Pilar, Brazil
Inferred mineral resources increased by 312,000 ounces or 29% to 1.4 million ounces in 11.2 million tonnes of mineral resources at 3.83 g/t. This mineral resource increase is attributed to the addition of Maria Lazarus located 8 kilometres west of Jordino. The mineral reserves and measured and indicated mineral resources were unchanged from 2011 year end as the focus of the 2012 exploration program was on the expansion of the total mineral resource base and discovery of new mineralized zones to support higher production levels at Pilar.

Cerro Moro, Argentina
Cerro Moro was acquired as a result of the acquisition of Extorre by the Company in August 2012. The Company commenced an aggressive infill exploration program in October 2012 to re-categorize inferred and indicated mineral resources to support a feasibility study.

Indicated mineral resources increased by 44% from previous estimates to 1.95 million gold equivalent ounces in 4.2 million tonnes at average grade of 14.6 g/t gold equivalent. Inferred mineral resources decreased by 54% to 3.6 million tonnes at an average grade of 4.2 g/t gold equivalent. This reduction is due to the infill drilling and subsequent conversion to indicated mineral resources.

Arco Sul, Brazil
Arco Sul is a new discovery made in late 2010 and is 100% owned by the Company. It is located in western Goias State, 200 kilometres from Goiania, 370 kilometres from Brasilia and 295 kilometres from Pilar. Gold mineralization is hosted in a stock work system in a contact zone of subvolcanic intrusives and the Neoproterozoic volcano-sedimentary basement. The Company's closed and reclaimed mine, Fazenda Nova, represents the small, near surface part of the Arco Sul mineralized system. The sulphide potential at depth was identified when the oxides were being mined and the Company is now exploring that potential. Diamond drilling started in late September 2010 and to date 72 diamond drill holes totaling 29,979 metres have been completed. Mineralization remains open in all directions and an inferred mineral resource estimate has outlined 522,000 ounces of gold in 3.5M tonnes of ore at an average grade of 4.64 g/t.

Lavra Velha, Brazil
Lavra Velha is an early stage exploration target, discovered in 2010, located in Central Bahia State, 550 kilometres from Salvador, 350 kilometres from Jacobina and 480 kilometres from Fazenda Brasileiro Mine. The project lies within a 400 kilometres northwestern trending sequence of Paleoproterozoic acid volcanics which overlie the Archean São Francisco Craton consisting of granitic and mafic intrusions. Four sub-horizontal mineralized levels have been defined at Lavra Velha to date, covering an area of approximately 900 metres by 350 metres. Drilling started in 2010 and 70 diamond drill holes totaling 18,231 metres have been completed to date. Inferred mineral resources of 543,000 ounces of gold have been estimated in 3.9 million tonnes of ore with an average grade of 4.29 g/t. The mineralization is characterized by iron oxide/sulfide rich breccias and remains open in all directions.

The Company's mineral reserves and mineral resources as at December 31, 2012 are summarized in the following table. Complete information relating to mineral reserves and mineral resources indicating tonnage, grade and the date of each NI 43-101 Report for the various mines and projects is contained in a complete mineral resource and mineral reserve table accompanying the 2012 annual report are also available on the Company's website, www.yamana.com.

Mineral Reserves & Resources Estimates	Gold		Silver		GEO		Copper
	(in 000's ounces)		(in 000's ounces)		(in 000's GEO)		(in million pounds)
Mine/Project	2012	2011	2012	2011	2012	2011	2012	2011

Proven & Probable Mineral Reserves
Chapada	3,676	3,317	—	—	3,676	3,317	2,474	2,310
El Peñón	2,291	2,202	72,587	66,511	3,743	3,532	—	—
Jacobina	2,422	2,005	—	—	2,422	2,005	—	—
Gualcamayo	2,065	2,194	—	—	2,065	2,194	—	—
Minera Florida	845	842	6,473	6,330	974	969	—	—
Fazenda Brasileiro	306	359	—	—	306	359	—	—
Mercedes	953	964	10,131	10,099	1,025	1,036	—	—
Ernesto/Pau-a-Pique	791	791	—	—	791	791	—	—
C1 Santa Luz	1,495	1,465	—	—	1,495	1,465	—	—
Pilar	1,440	1,440	—	—	1,440	1,440	—	—
Jeronimo (57%)	1,082	1,082	—	—	1,082	1,082	—	—
Alumbrera (12.5%)	310	376	—	—	310	376	213	259
Total Proven & Probable Mineral Reserves	17,676	17,037	89,191	82,940	19,329	18,566	2,687	2,569

Measured & Indicated Mineral Resources
Chapada	2,296	2,190	3,775	3,775	2,372	2,266	1,097	986
El Peñón	432	447	12,040	11,384	673	675	—	—
Jacobina	2,077	2,391	—	—	2,077	2,391	—	—
Gualcamayo	1,171	1,119	—	—	1,171	1,119	—	—
Minera Florida	512	529	2,922	2,763	570	584	—	—
Fazenda Brasileiro	165	153	—	—	165	153	—	—
Mercedes	287	188	3,086	1,939	309	202	—	—
Ernesto/Pau-a-Pique	141	141	—	—	141	141	—	—
C1 Santa Luz	678	582	—	—	678	582	—	—
Pilar	267	267	—	—	267	267	—	—
Cerro Moro	884	—	53,500	—	1,954	—
Jeronimo (57%)	139	139	—	—	139	139	—	—
La Pepa	2,760	2,760	—	—	2,760	2,760	—	—
Suyai	2,286	2,286	3,523	3,523	2,356	2,356	—	—
Total Measured & Indicated Mineral Resources	14,095	13,192	78,846	23,384	15,632	13,635	1,097	986

Inferred Mineral Resources
Chapada	839	1,182	982	982	859	1,202	565	1,218
El Peñón	962	1,107	40,493	46,458	1,772	2,036	—	—
Jacobina	1,215	1,362	—	—	1,215	1,362	—	—
Gualcamayo	552	626	—	—	552	626	—	—
Minera Florida	664	591	4,691	4,884	758	689	—	—
Fazenda Brasileiro	611	525	—	—	611	525	—	—
Mercedes	372	509	4,284	7,257	403	561	—	—
Ernesto/Pau-a-Pique	293	293	—	—	293	293	—	—
C1 Santa Luz	490	476	—	—	490	476	—	—
Pilar	1,377	1,065	—	—	1,377	1,065	—	—
Cerro Moro	222	—	13,408	—	490	—	—	—
Jeronimo (57%)	161	161	—	—	161	161	—	—
La Pepa	620	620	—	—	620	620	—	—
Suyai	274	274	575	575	286	286	—	—
Amancaya	351	351	3,270	3,270	416	416	—	—
Arco Sul	522	—	—	—	522	—	—	—
Lavra Velha	543	—	—	—	543	—	—	—
Total Inferred Mineral Resources	10,068	9,142	67,703	63,426	11,368	10,318	565	1,218

10.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

During the fourth quarter of 2012, the Company continued to maintain a robust financial position and it expects its liquidity to remain strong through the availability of unused credit facilities and expected cash flows from operations which are impacted by higher forecast production levels and stable metal prices. As at December 31, 2012, the Company had met all of the externally imposed capital requirements.

The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of United States Dollars)	December 31, 2012	December 31, 2011
Cash	$349,594	$550,438
Trade and other receivables	$175,297	$206,101
Long-term debt	$765,912	$431,769
Working capital (i)	$255,134	$608,021
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents as at December 31, 2012 of $349.6 million compared to $550.4 million as at December 31, 2011.  Cash and cash equivalents are comprised of cash at bank and bank term deposits the sources and uses of which, during the period, are explained below.  Cash and working capital was lower than the balance as at December 31, 2011 mainly due to the use of $364 million of cash in the purchase of Extorre.

Trade and other receivables at the end of the year were $175.3 million compared with $206.1 million as at December 31, 2011. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $255.1 million as at December 31, 2012, compared to $608.0 million as at December 31, 2011. The decrease in working capital was mainly attributable to payment of the cash consideration in the acquisition of Extorre.

	Twelve months ended
(in thousands of United States Dollars of inflows/(outflows))	December 31, 2012	December 31, 2011
Cash flows from operating activities	$1,158,057	$1,225,782
Cash flows generated from operations before changes in non-cash working capital items	$1,044,946	$1,266,373
Cash flows used in financing activities	$146,399	$(142,678)
Cash flows used in investing activities	$(1,498,030)	$(846,075)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the year ended December 31, 2012 were $1.16 billion, compared to inflows of $1.23 billion for the year ended December 31, 2011.

Changes in non-cash working capital items for the period ended December 31, 2012 period were cash inflows of $113.1 million compared to outflows of $40.6 million for 2011, mainly due to the favourable effect of the change of trade and other receivables related to Chapada concentrate receivable and increase in payables due to timing of construction payments.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 15) were $1.04 billion compared to $1.27 billion in the same quarter for 2011 mainly due to higher tax payments in 2012 and the absence of cash distributions from associates. The Company's 12.5% equity investment in Alumbrera did not pay a dividend in 2012, compared to cash dividends of $71.5 million in 2011.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities for 2012 were inflows of $146.4 million versus outflows of $142.7 million.  The increase in cash flows from financing activities was mainly from the proceeds of the senior debt notes issued by the Company in March 2012, partly offset by the increase in dividend payments and repayment of long-term debt during the year.

CASH FLOWS TO INVESTING ACTIVITIES

Cash outflows for investing activities were outflows of $1.5 billion for the year ended December 31, 2012, compared to cash outflows of $846.1 million, of which substantially all relates to expenditures on property, plant and equipment.  Higher outflows in 2012 were mainly due to the Extorre acquisition and the acquisition of property, plant and equipment from increased expenditures on the construction of new mines and expansion of existing assets.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration and evaluation by mine:

	Three months ended	For the years ended
(in thousands of United States Dollars)	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2010
BRAZIL
Chapada	$40,788	$155,396	$65,946	$64,549
Jacobina	20,960	60,494	64,212	53,298
Fazenda Brasileiro	18,771	32,025	34,679	22,536
Ernesto/Pau-a-Pique (i)	23,211	123,488	70,206	10,715
C1 Santa Luz (i)	40,677	122,973	59,682	15,920
Pilar (i)	34,629	135,453	78,444	27,059
CHILE
El Peñón	30,325	109,481	117,181	145,176
Minera Florida	31,903	142,951	99,307	67,512
Jeronimo	2,944	8,783	9,670	2,567
ARGENTINA
Gualcamayo	63,582	136,369	66,644	40,787
Cerro Moro (ii)	13,146	386,105	—	—
Agua Rica	390	910	8,444	8,047
Suyai	2,660	7,665	14,062	—
MEXICO
Mercedes	12,292	52,076	119,736	65,835
CANADA & OTHER	33,228	63,825	14,010	7,080
Total capital expenditures	$369,506	$1,537,994	$822,223	$531,081
______________________________

(i)	Net of movement in accounts payable.

(ii)	Includes cash consideration related to Cerro Moro on the acquisition of Extorre Gold Mines Limited.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of February 15, 2013, the total number of shares outstanding were 752.3 million, the total number of stock options outstanding were 1.5 million, the total number of DSUs outstanding were 2.1 million and the total number of RSUs outstanding were 2.2 million.

During the quarter, the Company declared a quarterly dividend to $0.065 per share.  Total dividend payments of $49.2 million for the quarter and $168.2 million for the year, increasing by 47% and 68% respectively, compared to the dividends paid of $33.5 million and $100.1 million in the quarter and year ended December 31, 2011.

The following table summarizes the weighted average common shares and dilutive equity instruments outstanding as at December 31, 2012:

(in thousands)	Equity instruments outstanding as at December 31, 2012	Dilutive equity instruments, three months ended December 31, 2012	Dilutive equity instruments, year ended December 31, 2012
Common shares	752,222	751,780	748,095
Options	1,539	407	539
RSUs	2,283	1,138	957
DSUs	2,029	—	—
	n/a	753,325	749,591
______________________________

(i)	The weighted average number of common shares excludes anti-dilutive options and RSUs.

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at December 31, 2012, the Company is contractually committed to the following:

(in thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$376,669	$330,826	$67,163	$9,770	$784,428
Long-term debt principal repayments (i)	—	15,000	73,500	681,500	770,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	11,360	24,848	26,340	396,794	459,342
	$388,029	$370,674	$167,003	$1,088,064	$2,013,770
______________________________

(i)	Excludes interest expense.

11.    INCOME TAXES

The Company recorded an income tax expense of $373.1 million for the year ($269.9 million for 2011). The income tax provision reflects a current income tax expense of $265.5 million ($266.1 million for 2011) and a deferred income tax expense of $107.6 million ($3.8 million for 2011).

The Consolidated Balance Sheet reflects recoverable tax installments in the amount of $8.9 million and an income tax liability of $103.5 million. Additionally, the balance sheet reflects a deferred tax asset of $124.8 million and a deferred tax liability of $2.1 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.  See Note 29 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

During the second quarter, the Chilean government introduced significant changes to the Chilean taxation system.  In 2010, the first category tax rate was temporarily increased because of the earthquake to 20% in 2011, reducing to 18.5% in 2012 and returning to 17% in 2013.  On September 27, 2012, the new law was enacted to increase the tax rate to 20% beginning in 2012.  The current tax expense includes an additional $3.1 million in taxes retroactive to the beginning of the year.  The deferred taxes have also been adjusted by $86.2 million to reflect the new 20% rate.  Of this amount, $82.0 million relates to the increase in the deferred tax liability on the allocation of the purchase price of acquisitions on the Chilean operating and exploration and evaluation assets.

The deferred taxes relating to the operating mines will reverse as the assets are depreciated or depleted.  The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold.  The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.  The adjustments related to prior periods have been added back for the purpose of determining adjusted earnings.

The largest components of the deferred tax liabilities relate to:

(in thousands of United States Dollars)
Gualcamayo	$230,748
Agua Rica	$396,096
El Peñón	$161,573
Exploration Potential	$662,206

12.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2012. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. A decline in the market prices for these precious metals could negatively impact the Company’s future operations. As at December 31, 2012, the Company's exposure to commodity price is limited to the account receivable associated with provisional pricing and metal concentrate sales particularly copper. A 10% change in the price of copper has a $12.0 million before tax effect on profit or loss.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
Jan-10
Jun-10
Nov-10
Apr-11
Sep-11
Feb-12
Jul-12
Dec-12

For the year ended December 31, 2012, spot gold prices averaged $1,669 per ounce, or 6% higher, compared with $1,573 per ounce in 2011.

The higher prices year over year were driven by a strong increase in central bank gold demand for reserve diversification. Furthermore, global monetary easing programs, in particular the announcement of QE3 by the United States Federal Reserve provided a catalyst to higher gold prices as investors sought to protect against future currency devaluation and inflation. Exchange traded fund purchases also continued at a steady pace over the year. Overall, gold demand decreased modestly during 2012 but the factors above led to a higher gold price. Lower gold demand was seen by the jewelry sector and from bar and coin purchases. However, both jewelry and bar and coin demand rebounded sharply during Q4 of 2012, which overall was one of the strongest quarters of gold demand on record.

Demand from China and India, the dominant purchasers of gold, and purchases by central banks are expected to remain strong prospectively. However, the uncertainty of whether the United States Federal Reserve’s would continue its quantitative easing monetary policy and for how long the policy will be continued is providing headwinds to a higher gold price currently.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)
0

$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
Jan-10
Jun-10
Nov-10
Apr-11
Sep-11
Feb-12
Jul-12
Dec-12

For the year ended December 31, 2012, spot copper prices averaged $3.61 per pound, representing a decrease of 10% compared with $4.00 per pound from in 2011.

Copper prices are primarily being driven by tight supply/demand fundamentals and steady appetite from emerging markets, mainly China, however, during 2012. low growth in the developed world was a challenge to the copper price along with weaker demand from investors. Low global inventory levels and the potential for near to mid-term supply disappointments are supporting copper prices despite the fact that the copper market is forecast to be in a small surplus during 2013.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations. As at December 31, 2012, a 10% change in the price of BRL, CLP, ARG and MXN denominated monetary items has a $2.4 million, $8.7 million, 2.7 million and $1.3 million, respectively, pre-tax effect on profit or loss.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

110%
105%
100%
95%
90%
85%
80%
75%
70%
65%
60%
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

Average and Period-end Market Exchange Rates

Three months ended December 31,	2012	2011	Variance
Average Exchange Rate
USD-CAD	0.9883	1.0196	-3.1%
USD-BRL	2.0566	1.7993	14.3%
USD-ARG	4.7688	4.2442	12.4%
USD-CLP	476.3971	506.8475	-6.0%
USD-MXN	12.9316	13.5150	-4.3%

Years ended December 31,	2012	2011	Variance
Average Exchange Rate
USD-CAD	1.0003	0.9882	1.2%
USD-BRL	1.9537	1.6742	16.7%
USD-ARG	4.5272	4.1170	10.0%
USD-CLP	487.0558	481.7631	1.1%
USD-MXN	13.1773	12.3727	6.5%

	December 31, 2012	December 31, 2011	Variance	December 31, 2010	Variance
Period-end Exchange Rate
USD-CAD	0.9921	1.0213	-2.9%	0.9999	-0.8%
USD-BRL	2.0435	1.8758	8.9%	1.6660	22.7%
USD-ARG	4.9155	4.3000	14.3%	3.9713	23.8%
USD-CLP	479.2000	519.5500	-7.8%	461.9820	3.7%
USD-MXN	12.8533	13.9357	-7.8%	12.3401	4.2%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 1,448.8 million Reais at an average rate of 2.15 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 377.0 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the dollar.

The following table summarizes the details of the currency hedging program as at December 31, 2012:

(Quantities in thousands)	Brazilian Real			Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at December 31, 2012	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at December 31, 2012
2013	446,352	2.0969	2.0435	2013	156,000	13.3200	12.8533
2014	483,360	2.0677	2.0435	2014	156,000	13.3200	12.8533
2015	519,048	2.2828	2.0435	2015	65,000	13.3200	12.8533
	1,448,760	2.1495	2.0435		377,000	13.3200	12.8533

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At December 31, 2012, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July, subsequent to the quarter end. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. During the year, Alumbrera was unable to obtain permission to repatriate dividends although certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

As Brazil intends to introduce a new mining law in 2013, it is expected that full operational permits will be granted under the new Brazilian mining law for projects currently in construction or ramping up. While applicable governmental departments have provided assurances that provisional permits will continue to be issued to minimize the potential impact if the mining law is not passed within a reasonable and foreseeable timeframe, there will be an impact on new Brazilian mining projects if provisional permits are not issued or the new mining law is not passed. Ernesto/Pau-a-Pique has been granted a temporary provisional permit pending passage of the new legislation. The Company anticipates similar treatment for other development projects in Brazil.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

13.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current quarter.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions permitted under debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.

14.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied and recent accounting pronouncements are described in Note 4 and Note 5 to the Company's annual consolidated financial statements, respectively.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

a)	Critical Judgements in the Application of Accounting Policies

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•	Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the fourth quarter, the Company recognized an unrealized, non-cash impairment loss on certain equity investments in the amount of $81.0 million on an after-tax basis ($92.6 million on a pre-tax basis).

•	Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. During the year, the Company capitalized a total of $101.3 million (2011 - $89.6 million) of exploration and evaluation expenditures which includes acquired exploration and evaluation properties.

•	Determination of economic viability of a project
Management has determined that costs associated with projects under construction or developments have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

•	Completion of commissioning/commencement of operating level production
During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines completion of commissioning as the date that a mine has achieved a sustainable level of production along with various qualitative factors including but not limited to the achievement of mechanical completion, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quantity to be sold, whether there is a sustainable level of production input available including power, water, diesel, etc., whether the necessary permits are in place to allow continuous operations. The Company determined that Mercedes completed commissioning on February 1, 2012.

•	Deferral of stripping costs
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity will flow to the Company. As at December 31, 2012, a cumulative total of $129.0 million (2011 - $94.2 million) of stripping costs have been capitalized.

•	Determination of significant influence
Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, operating involvement, etc.

•	Determination of business combinations and asset acquisitions
Management determines the assets acquired and liabilities assumed constitute a business if it consists of inputs and processes applied to those inputs that have the ability to create outputs. Accordingly, the transaction is considered a business combination. The Company acquired Extorre Gold Mines Limited in August 2012 and, at which time, concluded that the transactions did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified.

b)	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

•	Revenue recognition
Revenue from the sale of concentrate to independent smelters are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•	Mineral reserve estimates
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

•	Impairment of mining interests and goodwill

While assessing whether any indications of impairment exist for mining interests and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mining interests and/or goodwill. In testing goodwill for impairment, the following are the key applicable assumptions: discount rate of 5.9% (2011 - 8.8%) as determined by Jacobina's weighted average cost of capital, long-term gold price of $1,375 per ounce (2011 - $1,400 per ounce), average future inflation index of 3.6% (2011 - 3.5%) using the country-specific rate from a third-party pricing service.

•	Asset lives, depletion/depreciation rates for property, plant and equipment and mineral interests
Depreciation, depletion and amortization expenses are allocated based on assumed asset lives and depletion/depreciation/amortization rates. Should the asset life or depletion/depreciation rate differ from the initial estimate, an adjustment would be made in the statement of operations.

•	Estimation of decommissioning and restoration costs and the timing of expenditure
The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

•	Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•	Inventory valuation
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital.

•	Accounting for business combinations
The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date).

•	Contingencies
Refer to Note 33, Contingencies to the consolidated financial statements.

15.    NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Effective 2013, the Company is adopting an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the consolidated financial statements to (i) Co-product cash costs per GEO, (ii) Co-product cash costs per pound of copper, and (iii) By-product cash costs per GEO.

Reconciliation of cost of sales per the consolidated financial statements to co-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2012	2011	2012	2011
Cost of sales (i) (iii)	$207,228	$178,384	$666	$684
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(48,222)	(47,214)	(154)	(181)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,279	1,259	4	5
Inventory movements and adjustments	10,375	2,506	33	10
Commercial selling costs	(8,305)	(7,982)	(27)	(31)
Total GEO co-product cash costs (excluding Alumbrera)	$162,355	$126,953	$522	$487
Minera Alumbrera (12.5% interest) GEO cash costs	3,695	3,482	343	450
Total GEO co-product cash costs (iii)	$166,050	$130,435	$516	$486
GEO produced excluding Alumbrera	310,947	260,734
GEO produced including Alumbrera	321,716	268,480

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the years ended December 31,	2012	2011	2012	2011
Cost of sales (i) (iii)	$831,754	$716,692	$728	$683
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(184,362)	(188,570)	(161)	(179)
Treatment and refining costs (“TCRC”) related to Chapada gold	4,650	4,682	4	4
Inventory movements and adjustments	(13,976)	(7,056)	(12)	(7)
Commercial selling costs	(28,856)	(31,764)	(25)	(30)
Total GEO co-product cash costs (excluding Alumbrera)	$609,210	$493,984	$534	$471
Minera Alumbrera (12.5% interest) GEO cash costs	14,178	12,587	308	283
Total GEO co-product cash costs (iii)	$623,388	$506,571	$524	$463
GEO produced excluding Alumbrera	1,142,839	1,049,356
GEO produced including Alumbrera	1,188,917	1,093,858
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of cost of sales per the consolidated financial statements to co-product cash costs per pound of copper:

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended December 31,	2012	2011	2012	2011
Cost of sales (i) (iii)	$207,228	$178,384	$5.12	$3.92
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(161,076)	(125,694)	(3.99)	(2.77)
Treatment and refining costs (“TCRC”) related to Chapada copper	7,634	7,517	0.19	0.17
Inventory movements and adjustments	10,375	2,506	0.27	0.06
Commercial selling costs	(8,305)	(7,982)	(0.21)	(0.18)
Total copper co-product cash costs (excluding Alumbrera)	$55,856	$54,731	$1.38	$1.20
Minera Alumbrera (12.5% interest) copper cash costs	18,220	15,984	2.15	2.59
Total copper co-product cash costs (iii)	$74,076	$70,715	$1.51	$1.37
Copper produced excluding Alumbrera (millions of lbs)	40,489,279	45.4
Copper produced including Alumbrera (millions of lbs)	48,946,776	51.6

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the years ended December 31,	2012	2011	2012	2011
Cost of sales (i) (iii)	$831,754	$716,692	$5.52	$4.31
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(604,560)	(489,302)	(4.01)	(2.95)
Treatment and refining costs (“TCRC”) related to Chapada copper	25,461	26,440	0.17	0.16
Inventory movements and adjustments	(13,976)	(7,057)	(0.09)	(0.04)
Commercial selling costs	(28,856)	(31,764)	(0.19)	(0.19)
Total copper co-product cash costs (excluding Alumbrera)	$209,823	$215,009	$1.40	$1.29
Minera Alumbrera (12.5% interest) copper cash costs	67,837	58,534	1.81	1.82
Total copper co-product cash costs (iii)	$277,660	$273,543	$1.48	$1.38
Copper produced excluding Alumbrera (millions of lbs)	150,575,345	166.1
Copper produced including Alumbrera (millions of lbs)	187,982,524	198.3
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

Reconciliation of Cost of Sales per the consolidated financial statements to by-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2012	2011	2012	2011
Cost of sales (i)	$207,228	$178,384	$666	$684
Adjustments:
Chapada treatment and refining costs related to gold and copper	8,913	8,776	29	34
Inventory movements and adjustments	10,375	2,506	33	10
Commercial selling costs	(8,305)	(7,982)	(27)	(30)
Chapada copper revenue including copper pricing adjustment	(132,877)	(124,560)	(426)	(479)
Total GEO by-product cash costs (excluding Alumbrera)	$85,334	$57,124	$275	$219
Minera Alumbrera (12.5% interest) by-product cash costs	(21,666)	(10,466)	(2,012)	(1,351)
Total GEO by-product cash costs (i)	$63,668	$46,658	$198	$174
GEO produced excluding Alumbrera	310,947	260,734
GEO produced including Alumbrera	321,716	268,480

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the years ended December 31,	2012	2011	2012	2011
Cost of sales (i)	$831,754	$716,692	728	$683
Adjustments:
Chapada treatment and refining costs related to gold and copper	30,111	31,122	26	30
Inventory movements and adjustments	(13,976)	(7,057)	(12)	(7)
Commercial selling costs	(28,856)	(31,764)	(25)	(30)
Chapada copper revenue including copper pricing adjustment	(491,638)	(590,354)	(430)	(563)
Total GEO by-product cash costs (excluding Alumbrera)	$327,395	$118,639	287	$113
Minera Alumbrera (12.5% interest) by-product cash costs	(53,815)	(64,434)	(1,168)	(1,448)
Total GEO by-product cash costs (i)	$273,580	$54,205	230	$50
GEO produced excluding Alumbrera	1,142,838	1,049,356
GEO produced including Alumbrera	1,188,915	1,093,858
______________________________

(i)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in Section 5, Overview of Annual Results and Section 6, Overview of Quarterly Results for both the yearly and quarterly reconciliations, respectively.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows generated from operations before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

16.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	December 31,	September 30,	June 30,	March 31,
(in thousands of United States Dollars, unless otherwise noted)	2012	2012	2012	2012
Financial results
Revenues (i)	$629,505	$611,807	$535,705	$559,745
Mine operating earnings	$322,082	$279,158	$239,896	$280,134
Net earnings	$169,161	$59,965	$42,913	$170,025
Adjusted earnings (ii)	$197,368	$177,588	$134,887	$184,306
Cash flows from operating activities	$367,881	$363,059	$139,213	$287,902
Cash flows generated from operations before changes in non-cash working capital items (ii)	$298,064	$285,696	$240,767	$220,417
Cash flows to investing activities	$(375,544)	$(619,134)	$(247,177)	$(256,173)
Cash flows from (to) financing activities	$(44,467)	$(42,678)	$(48,636)	$282,181
Per share financial results
Earnings per share
Basic	$0.23	$0.08	$0.06	$0.23
Diluted	$0.22	$0.08	$0.06	$0.23
Adjusted earnings per share (ii)
Basic and diluted	$0.26	$0.24	$0.18	$0.25
Financial position
Cash and cash equivalents	$349,594	$400,419	$698,884	$867,577
Total assets	$11,800,163	$11,495,917	$11,190,392	$11,238,213
Total long-term liabilities	$3,269,266	$3,248,086	$3,150,730	$3,117,393
Production
Commercial GEO produced (iii)	321,716	308,629	288,700	269,873
Commissioning GEO produced (iii)(iv)	1,274	1,861	—	8,959
Total GEO produced (iii)	322,990	310,490	288,700	278,832
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$198	$201	$244	$292
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$517	$531	$536	$518
Chapada concentrate production (tonnes)	72,518	70,151	71,801	53,665
Chapada copper contained in concentrate production (millions of lbs)	40.5	39.4	40.4	30.3
Chapada co-product cash costs per pound of copper	$1.38	$1.38	$1.34	$1.51
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	14,669	17,830	18,492	14,149
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	8.5	10.4	10.5	8.0
Alumbrera co-product cash costs per lb of copper (ii)	2.15	1.92	1.41	1.85
Gold Equivalent Ounces Breakdown
Total gold ounces produced	276,373	266,374	242,692	234,532
Total silver ounces produced (millions of ounces)	2.3	2.2	2.3	2.2
Sales
Total GEO sales	317,615	315,972	271,683	281,721
Total gold sales (ounces)	272,524	271,380	226,521	236,990
Total gold sales, excluding Alumbrera (ounces)	258,978	252,814	223,279	228,763
Chapada concentrate sales (tonnes)	69,589	69,694	71,656	52,765
Chapada payable copper contained in concentrate sales (millions of lbs)	37.3	37.1	37.4	27.3
Total silver sales (millions of ounces)	2.3	2.2	2.3	2.2
Average realized gold price per ounce (i)	$1,692	$1,680	$1,605	$1,696
Average realized copper price per pound (i)	$3.54	$3.54	$3.60	$3.73
Average realized silver price per ounce (i)	$31.37	$30.76	$26.93	$32.94

	December 31,	September 30,	June 30,	March 31,
(in thousands of United States Dollars)	2011	2011	2011	2011
Financial results
Revenues (i)	$568,754	$555,211	$573,283	$476,077
Mine operating earnings	$296,759	$272,163	$292,488	$238,464
Net earnings	$89,599	$115,766	$194,681	$148,248
Adjusted earnings (ii)	$184,242	$190,265	$186,181	$152,209
Cash flows from operating activities	$338,850	$342,268	$315,766	$228,898
Cash flows generated from operations before changes in non-cash working capital items (ii)	$320,434	$330,522	$331,038	$284,379
Cash flows to investing activities	$(315,505)	$(210,843)	$(204,408)	$(107,783)
Cash flows (to) from financing activities	$(38,415)	$(60,414)	$(56,836)	$5,451
Per share financial results
Earnings per share
Basic and diluted	$0.12	$0.16	$0.26	$0.20
Adjusted earnings per share (ii)
Basic and diluted	$0.25	$0.26	$0.25	$0.21
Financial position
Cash and cash equivalents	$550,438	$570,489	$520,863	$460,430
Total assets	$10,769,940	$10,552,031	$10,588,801	$10,419,977
Total long-term liabilities	$2,783,786	$2,794,933	$2,835,027	$2,854,474
Production
Commercial GEO produced	268,480	279,274	278,737	267,368
Commissioning GEO produced	8,438	—	—	—
Total GEO produced (iii)	276,918	279,274	278,737	267,368
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$174	$94	$(80)	$14
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$486	$468	$451	$449
Chapada concentrate production (tonnes)	81,396	74,312	72,350	69,236
Chapada copper contained in concentrate production (millions of lbs)	45.4	41.4	40.8	38.5
Chapada co-product cash costs per pound of copper	$1.20	$1.45	$1.32	$1.21
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	10,691	16,337	16,123	12,690
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	6.2	9.5	9.3	7.1
Alumbrera co-product cash costs per lb of copper (ii)	2.59	1.58	1.54	1.85
Gold Equivalent Ounces Breakdown
Total gold ounces produced	231,670	230,986	232,138	221,489
Total silver ounces produced (millions of ounces)	2.3	2.4	2.3	2.3
Sales
Total GEO sales	272,491	277,528	274,293	265,500
Total gold sales (ounces)	228,539	226,157	232,743	219,547
Total gold sales, excluding Alumbrera (ounces)	218,830	214,980	220,376	208,135
Chapada concentrate sales (tonnes)	81,436	73,417	80,330	57,909
Chapada payable copper contained in concentrate sales (millions of lbs)	43.6	38.7	41.6	29.7
Total Silver sales (millions of ounces)	2.2	2.6	2.1	2.3
Average realized gold price per ounce (i)	$1,670	$1,697	$1,509	$1,387
Average realized copper price per pound (i)	$3.36	$3.98	$4.22	$4.28
Average realized silver price per ounce (i)	$31.29	$37.52	$37.76	$33.99
______________________________

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 15 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed silver to gold ratio of 50:1, for presentation purposes only. The assumed silver to gold ratio was 55:1 for 2010 and prior periods.

(iv)	Including commissioning gold ounces from Mercedes (Q4 2011 to Q1 2012) and Minera Florida's tailings retreatment project (Q3 2012 to Q4, 2012).

17.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective and no material weaknesses were identified. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte LLP, the Company's Independent Registered Chartered Accountants, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2012, and have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

CHANGES IN INTERNAL CONTROLS

During the period ended December 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2012 and December 31, 2011 and results of operations for the periods ended December 31, 2012 and December 31, 2011.

This Management’s Discussion and Analysis has been prepared as of February 20, 2012. The audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2012 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2012 and the most recent Annual Information Form for the year ended December 31, 2012 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2012 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012 and other continuous disclosure documents filed by the Company since January 1, 2013 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************